CONVENIENCE TRANSLATION INTO ENGLISH
OF PUBLICLY AVAILABLE UNAUDITED UNCONSOLIDATED
FINANCIAL STATEMENTS AND
REVIEW REPORT ORIGINALLY ISSUED IN TURKISH,
SEE NOTE IN SECTION SIX/I

AKBANK T.A.Ş.

PUBLICLY AVAILABLE UNCONSOLIDATED
FINANCIAL STATEMENTS AND REVIEW REPORT
AT 30 SEPTEMBER 2005

PRICEWATERHOUSECOOPERS

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION INTO ENGLISH OF REVIEW REPORT ORIGINALLY ISSUED IN TURKISH

AKBANK T.A.Ş.

REVIEW REPORT
FOR THE INTERIM PERIOD 1 JANUARY - 30 SEPTEMBER 2005

To the Board of Directors of Akbank T.A.Ş.

1. We have reviewed the accompanying unconsolidated balance sheet of Akbank T.A.Ş. ("the Bank") at 30 September 2005 and the related unconsolidated statement of income, of cash flows and of changes in equity for the period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

2. We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act No. 4389. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Based on our review nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair review of the financial position of Akbank T.A.Ş. at 30 September 2005 and the results of operations and cash flows for the period then ended in accordance with accounting principles and standarts set out by the regulations in conformity with Article 13 of the Banking Act.

   Additional paragraph for convenience translation into English:

4. As explained in section 6.I., the effects of differences between accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Cansen Başaran Symes, SMMM
Istanbul, 27 October 2005

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND REVIEW REPORT ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/I

UNCONSOLIDATED FINANCIAL REPORT AT 30 SEPTEMBER 2005 OF AKBANK T.A.Ş

Address: Sabancı Center 34330, 4. Levent/Istanbul
Telephone: (0212) 270 00 44
Fax: (0212) 269 77 87
Website: www.akbank.com.tr
E-mail: hizmet@akbank.com

The financial reporting package includes the following sections in accordance with "Communiqué 17-Financial Statements and Related Explanation and Footnotes" as sanctioned by the Banking Supervision and Regulation Agency.

- **Section One** - GENERAL INFORMATION
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Three** - EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION
- **Section Five** - INFORMATION AND DISCLOSURES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND FOOTNOTES
- **Section Seven** - EXPLANATIONS ON REVIEW REPORT

The accompanying reviewed unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish lira (YTL) have been prepared based on the accounting books of the Bank in accordance with the Accounting Application Regulation and the communiqués on accounting standards.

27 October 2005

Özen GÖKSEL Member of the Board of Directors in charge of Internal Audit	Zafer KURTUL President	Balamir YENİ Executive Vice President	Atıl ÖZUS Manager

Information related to the personnel nominated by the Bank to answer questions related to the financial statements
Name-Surname/Title : Atıl Özus/Manager
Phone No. : (0212) 270 00 44
Fax No. : (0212) 325 12 31

Page No:

SECTION ONE

GENERAL INFORMATION

SECTION TWO

UNCONSOLIDATED FINANCIAL STATEMENTS

SECTION THREE

EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

SECTION FOUR

INFORMATION RELATED TO FINANCIAL POSITION

SECTION FIVE

INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS

SECTION SIX

OTHER EXPLANATIONS AND FOOTNOTES

SECTION SEVEN

EXPLANATIONS ON REVIEW REPORT

(Amounts expressed in thousands of new Turkish lira (YTL))

SECTION ONE
GENERAL INFORMATION

I. BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 with a private commercial bank status in accordance to the decision of the Council of Ministers, No.3/6710; it was authorised to perform all economic, financial and commercial activities allowed by the laws of Turkish Republic. No changes have been made to the status of the Bank since its foundation.

II. BANK'S CAPITAL STRUCTURE AND SHAREHOLDERS OF THE BANK:

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In 1998, 4.03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR"). As of 30 September 2005, almost 34% of shares are publicly traded, including the ADRs (31 December 2004: 32%).

The major shareholder group, directly or indirectly, is Sabancı Group.

III. BOARD OF DIRECTORS, MEMBERS OF THE INTERNAL AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS:

Title	Name	Responsibility	Education
Chairman:	Erol SABANCI	Chairman and Managing Director	Undergraduate
Board of Directors:	Akın KOZANOĞLU	Vice Chairman and Executive Director	Graduate
	Suzan SABANCI DİNÇER	Managing Director	Graduate
	Özen GÖKSEL	Member of the Board of Directors in charge of the Internal Audit	Undergraduate
	Hamit B. BELLİ	Director	Undergraduate
	M.Hikmet BAYAR	Director	Undergraduate
	Aydın GÜNTER	Director	Undergraduate
	Yaman TÖRÜNER	Director	Undergraduate
	Zafer KURTUL	Director and CEO	Graduate
President and CEO:	Zafer KURTUL	Director and CEO	Graduate
Director of Internal Control:	Erkut ULAŞ	Head of Internal Audit	Undergraduate
Executive Vice Presidents	Hayri ÇULHACI	Strategy Corporate Commitee	Graduate
	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Loans	Undergraduate
	Eyüp ENGİN	International Banking	Undergraduate
	Ziya AKKURT	Corporate and Commercial Banking	Undergraduate
	Reşit TOYGAR	Treasury	Graduate

(Amounts expressed in thousands of new Turkish lira (YTL))

Title	Name	Responsibility	Education
Executive Vice Presidents (Continued):	M. Fikret ÖNDER	Private Banking	Undergraduate
	Balamir YENİ	Financial Coordination	Doctorate
	Sevilay ÖZSÖZ	Operations	Undergraduate
	S. Hakan BİNBAŞGİL	Retail Banking	Graduate
	Haluk ERDOĞAN	Information Technology	Undergraduate
	Esra BOZKURT	Human Resources and Change Management	Undergraduate
Auditors:	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

The above persons' shares in the Bank are at immaterial levels.

IV. BANK'S SERVICES AND NATURE OF OPERATIONS:

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets and securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş. As of 30 September 2005, the Bank has 646 branches dispersed throughout the country, 1 representative office and 8 branches operating outside the country (31 December 2004: 633 branches, 1 representative office and 8 branches operating outside the country). As at 30 September 2005, the Bank employed 11.119 people(31 December 2004: 10.413 people).

V. INFORMATION AND DISCLOSURES ON INTERIM FINANCIAL STATEMENTS:

a. As explained in footnote Section Three I-b as of 1 January 2005 the hyper-inflation accounting application has been terminated. Except for the discontinuation of the hyper-inflation accounting application, accounting policies and methods consistent with the policies applied in the preparation of the year-end financial statements have been applied in the preparation of the interim financial statements, without any changes. These accounting policies are explained in Section Three in detail.

b. There are no transactions of a seasonal or periodic nature in the interim period.

c. There are no fundamental errors or significant temporary transactions affecting the financial statements.

d. There are no accounts affecting the shareholders' equity, net income and cash flows which originated from extraordinary transactions.

e. There are no changes in the estimated amounts related to the current period on the basis of the materiality principle.

(Amounts expressed in thousands of new Turkish lira (YTL))

f. There are no issuance and repayments of securities within the period.

g. Explanations related with dividends paid:

The ordinary General Assembly meeting of the Bank was held on 25 March 2005. In the ordinary General Assembly meeting, it was decided that of the YTL1.020.528 net income generated from 2004 operations; YTL464.812 would be distributed in cash to the Bank shareholders, founder's share and usufruct shares, and the remaining YTL555.716 would be set aside as Legal and Extraordinary reserves . In the ordinary General Assembly it was also decided to increase paid-in share capital from YTL1.500.000 to YTL1.800.000 using internal sources. YTL150.000 of the increase will be funded by the "Adjustment to share capital" account, YTL5.314 will be funded by real estate sale income and YTL144.686 will be funded by the extraordinary reserves.

In the General Assembly Meeting of the Bank held on 1 September 2005, the increase of the Bank's paid-in share capital from YTL1.800.000 to YTL1.800.005 has been decided according to the merger by Ak Uluslararası Bank A.Ş. (formerly known as BNP-AK-DRESDNER BANK A.Ş.).

The increases in paid-in share capital was realised on 27 June 2005 and 27 September 2005, respectively. The majority of cash dividend payments have been completed.

h. There are no important subsequent events whose effects should be reflected in the interim financial statements.

i. Transactions affecting the structure of the Bank, like the purchase or sale of subsidiaries, long-term investments restructuring or the discontinuing of operations.

On 9 March 2005 the Bank decided to merge the Bank with the Company by acquisition, taking over 60% of shares in its subsidiary Ak Uluslararası Bankası A.Ş. (formerly named BNP-AK-DRESDNER BANK A.Ş.) which previously belonged to foreign shareholders. As at 19 September 2005, following the receipt of permissions needed, Ak Uluslararası Bank A.Ş.'s commercial registration was removed and all of its assets and liabilities were taken over by the Bank; Ak Uluslararası Bank A.Ş.'s merger with the Bank was concluded through acquisition. The acquisition process has been recognized in accordance with the "Standard on Mergers and Acquisition of Banks, and Accounting of Acquired Subsidiaries, which is Communiqué No.6 related to the Accounting Application Regulation ("AAR").

The Bank has bought 24% and 4% of Sabancı Bank plc, in which it already had a 37% of participation from Sabancı Holding A.Ş. and Exsa A.Ş. , respectively, on 14 April 2005.

j. There have been no changes in contingent liabilities following the preparation date of the financial statements.

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNAUDITED UNCONSOLIDATED FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / I

AKBANK T.A.Ş.
I- BALANCE SHEETS AT 30 SEPTEMBER 2005 AND 31 DECEMBER 2004
(Amounts are expressed in thousands of new Turkish lira ("YTL"))

	ASSETS	Notes (Section V)	CURRENT PERIOD (30/09/2005)			PRIOR PERIOD (31/12/2004)		
			Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total
I.	**Cash**	(I-a)	198.883	566.399	765.282	154.367	119.885	274.252
1.1	Cash		193.786	-	193.786	148.629	-	148.629
1.2	Foreign Currency		-	138.901	138.901	-	117.768	117.768
1.3	Balances with the Central Bank of Turkey		3.280	424.331	427.611	5.738	33	5.771
1.4	Other		1.817	3.167	4.984	-	2.084	2.084
II.	**Trading Securities (Net)**	(I-b)	60.669	6.312.735	6.373.404	173.485	3.588.762	3.762.247
2.1	Government Debt Securities		60.590	6.312.735	6.373.325	173.483	3.573.536	3.747.019
2.1.1	Government Bonds		53.523	6.312.735	6.366.258	147.819	3.573.536	3.721.355
2.1.2	Treasury Bills		7.067	-	7.067	25.664	-	25.664
2.1.3	Other Public Debt Securities		-	-	-	-	-	-
2.2	Share Certificates		79	-	79	2	-	2
2.3	Other Marketable Securities		-	-	-	-	15.226	15.226
III.	**Banks and Other Financial Institutions**		1.907	1.646.575	1.648.482	17.039	1.273.629	1.290.668
3.1	Due from Banks		1.907	1.646.575	1.648.482	17.039	1.273.629	1.290.668
3.1.1	Domestic Banks		1.052	6.595	7.647	3.039	-	3.039
3.1.2	Foreign Banks		855	1.639.980	1.640.835	14.000	1.273.629	1.287.629
3.1.3	Headquarters and Branches in Abroad		-	-	-	-	-	-
3.2	Other Financial Institutions		-	-	-	-	-	-
IV.	**Money Markets**		-	74.196	74.196	-	429.665	429.665
4.1	Interbank Money Market Placements		-	74.196	74.196	-	429.665	429.665
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	(I-c)	11.703.332	2.934.492	14.637.824	6.298.603	4.855.057	11.153.660
5.1	Share Certificates		50.752	114	50.866	17.425	72	17.497
5.2	Other Marketable Securities		11.652.580	2.934.378	14.586.958	6.281.178	4.854.985	11.136.163
VI.	**Loans**	(I-d)	12.687.214	6.776.898	19.464.112	7.779.672	5.159.528	12.939.200
6.1	Short-term		7.374.283	1.685.624	9.059.907	4.988.157	1.082.498	6.070.655
6.2	Medium and Long-term		5.312.931	5.091.274	10.404.205	2.791.515	4.077.030	6.868.545
6.3	Loans under Follow-up		305.340	28.439	333.779	171.227	32.892	204.119
6.4	Specific Provisions (-)		305.340	28.439	333.779	171.227	32.892	204.119
VII.	**Factoring Receivables**		-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	(I-e)	322.382	-	322.382	322.382	-	322.382
8.1	Government Debt Securities		322.382	-	322.382	322.382	-	322.382
8.1.1	Government Bonds		322.382	-	322.382	322.382	-	322.382
8.1.2	Treasury Bills		-	-	-	-	-	-
8.1.3	Other Public Debt Securities		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	(I-f)	13.167	-	13.167	87.988	99.448	187.436
9.1	Financial Investments and Associates		13.167	-	13.167	87.988	99.448	187.436
9.2	Non-financial Investments and Associates		-	-	-	-	-	-
X.	**Subsidiaries (Net)**	(I-g)	209.763	250.428	460.191	111.772	93.481	205.253
10.1	Financial Subsidiaries		209.763	250.428	460.191	111.772	93.481	205.253
10.2	Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**Oher Investments (Net)**		-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	(I-h)	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables		-	-	-	-	-	-
12.2	Unearned Income (-)		-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**		716.216	1.311.966	2.028.182	699.986	1.225.572	1.925.558
XIV.	**Miscellaneous Receivables**		25.014	843	25.857	20.341	906	21.247
XV.	**Accrued Interest and Income Receivable**	(I-i)	1.777.048	273.237	2.050.285	1.160.419	514.064	1.674.483
15.1	Loans		230.459	84.194	314.653	149.573	52.040	201.613
15.2	Marketable Securities		1.524.612	183.667	1.708.279	995.679	255.989	1.251.668
15.3	Other		21.977	5.376	27.353	15.167	206.035	221.202
XVI.	**Property and Equipment (Net)**		633.464	6.054	639.518	653.163	7.154	660.317
16.1	Book Value		1.121.252	7.249	1.128.501	1.089.202	8.680	1.097.882
16.2	Accumulated Depreciation (-)		487.788	1.195	488.983	436.039	1.526	437.565
XVII.	**Intangible Assets (Net)**		19.522	-	19.522	24.830	-	24.830
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		52.280	-	52.280	50.866	-	50.866
17.3	Accumulated Amortisation (-)		32.758	-	32.758	26.036	-	26.036
XVIII.	**Deferred Tax Asset**	(I-j)	-	-	-	-	-	-
XIX.	**Other Assets**	(I-k)	106.427	6.832	113.259	33.479	8.735	42.214
	TOTAL ASSETS		28.475.008	20.160.655	48.635.663	17.537.526	17.375.886	34.913.412

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNAUDITED UNCONSOLIDATED FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / I

AKBANK T.A.Ş.

1- BALANCE SHEETS AT 30 SEPTEMBER 2005 AND 31 DECEMBER 2004

(Amounts are expressed in thousands of new Turkish lira ("YTL"))

	LIABILITIES and SHAREHOLDERS' EQUITY	Notes (Section V)	CURRENT PERIOD (30/09/2005) Local Currency	Foreign Currency	Total	PRIOR PERIOD (31/12/2004) Local Currency	Foreign Currency	Total
I.	**Deposits**	(II-a)	16.614.779	14.145.473	30.760.252	6.749.021	13.169.404	19.918.425
1.1	Bank Deposits		553.972	1.405.131	1.959.103	54.571	938.996	993.567
1.2	Saving Deposits		9.832.253	-	9.832.253	5.336.319	-	5.336.319
1.3	Public Sector Deposits		33.395	-	33.395	8.802	-	8.802
1.4	Commercial Deposits		4.257.338	-	4.257.338	1.185.017	-	1.185.017
1.5	Other Institutions Deposits		1.937.821	-	1.937.821	164.312	-	164.312
1.6	Foreign Currency Deposits		-	12.740.342	12.740.342	-	12.230.408	12.230.408
1.7	Gold Vault		-	-	-	-	-	-
II.	**Money Markets**	(II-b)	2.805.852	249.018	3.054.870	2.102.358	170.956	2.273.314
2.1	Funds from Interbank Money Market		-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market		20.000	-	20.000	20.787	-	20.787
2.3	Funds Provided Under Repurchase Agreements		2.785.852	249.018	3.034.870	2.081.571	170.956	2.252.527
III.	**Funds Borrowed**	(II-c)	74.133	6.801.958	6.876.091	61.867	4.782.868	4.844.735
3.1	Funds Borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other Funds Borrowed		74.133	6.801.958	6.876.091	61.867	4.782.868	4.844.735
3.2.1	Domestic Banks and Institutions		74.133	26.058	100.191	61.867	21.510	83.377
3.2.2	Foreign Banks, Institutions, and Funds		-	6.775.900	6.775.900	-	4.761.358	4.761.358
IV.	**Marketable Securities Issued (Net)**	(II-d)	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset Backed Securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**Funds**	(II-e)	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	(II-f)	688.404	24.311	712.715	666.665	30.286	696.951
VII.	**Other Liabilities**	(II-g)	176.697	77.492	254.189	131.018	106.585	237.603
VIII.	**Taxes and Other Duties Payable**		75.502	192	75.694	66.701	79	66.780
IX.	**Factoring Payables**		-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	(II-h)	-	1.877	1.877	-	5.496	5.496
10.1	Gross Financial Lease Payables		-	1.912	1.912	-	5.971	5.971
10.2	Deferred Financial Lease Expenses (-)		-	35	35	-	475	475
XI.	**Accrued Interest and Expenses Payable**	(II-i)	317.738	156.770	474.508	184.922	86.087	271.009
11.1	Deposits		199.548	39.768	239.316	90.830	35.827	126.657
11.2	Borrowings		3.522	39.283	42.805	2.581	26.537	29.118
11.3	Repurchase Agreements		1.234	1.208	2.442	1.084	1.674	2.758
11.4	Other		113.434	76.511	189.945	90.427	22.049	112.476
XII.	**Provisions**	(II-j)	414.384	3.760	418.144	318.954	2.358	321.312
12.1	General Loan Loss Provision		111.028	-	111.028	76.592	-	76.592
12.2	Reserve for Employment Termination Benefits		15.185	-	15.185	13.765	-	13.765
12.3	Provision for Income Taxes	(III-f)	206.519	-	206.519	132.096	-	132.096
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		81.652	3.760	85.412	96.501	2.358	98.859
XIII.	**Subordinated Loans**	(II-j)	-	4.215	4.215	-	4.778	4.778
XIV.	**Deferred Tax Liability**		21.262	-	21.262	46.018	-	46.018
XV.	**Shareholders' Equity**	(II-k)	5.979.881	1.965	5.981.846	6.226.792	199	6.226.991
15.1	Paid-in Capital		1.800.005	-	1.800.005	1.500.000	-	1.500.000
15.2	Capital Reserves		2.585.247	1.965	2.587.212	2.631.527	199	2.631.726
15.2.1	Share Premium	(II-l)	-	-	-	-	-	-
15.2.2	Share Cancellation Profits		-	-	-	-	-	-
15.2.3	Marketable Securities Valuation Fund		181.750	1.965	183.715	74.320	199	74.519
15.2.4	Revaluation Fund		1.604	-	1.604	5.314	-	5.314
15.2.5	Evaluation Differences		-	-	-	-	-	-
15.2.6	Other Capital Reserves	(II-n)	2.401.893	-	2.401.893	-	-	
15.2.7	Adjustment to Share Capital		-	-	-	2.551.893	-	2.551.893
15.3	Profit Reserves		462.324	-	462.324	1.074.737	-	1.074.737
15.3.1	Legal Reserves		255.315	-	255.315	160.977	-	160.977
15.3.2	Status Reserves		-	-	-	-	-	-
15.3.3	Extraordinary Reserves		207.009	-	207.009	913.760	-	913.760
15.3.4	Other Profit Reserves		-	-	-	-	-	-
15.4	Income or (Loss)		1.132.305	-	1.132.305	1.020.528	-	1.020.528
15.4.1	Prior Years' Income or (Losses)		-	-	-	-	-	-
15.4.2	Current Year Income or (Loss)		1.132.305	-	1.132.305	1.020.528	-	1.020.528
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		27.168.632	21.467.031	48.635.663	16.554.316	18.359.096	34.913.412

The accompanying notes form an integral part of these financial statements.

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNAUDITED UNCONSOLIDATED FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / I

AKBANK T.A.Ş.
II- STATEMENTS OF INCOME FOR THE NINE-MONTHS AND THREE-MONTHS PERIOD ENDED 30 SEPTEMBER
(Amounts are expressed in thousands of new Turkish lira ("YTL"))

		Notes (Section V)	CURRENT PERIOD (01/01-30/09/2005)	PRIOR PERIOD (01/01-30/09/2004)	CURRENT PERIOD (01/07-30/09/2005)	PRIOR PERIOD (01/07-30/09/2004)
I.	**Interest Income**	(III-a)	**3.800.611**	**3.368.993**	**1.483.908**	**1.179.053**
1.1	Interest on Loans		1.967.814	1.348.567	747.504	523.120
1.1.1	Interest on YTL Loans		1.751.652	1.184.143	661.952	464.950
1.1.1.1	Short-term Loans		1.112.359	750.505	415.450	301.275
1.1.1.2	Medium and Long-term Loans		639.293	433.638	246.502	163.675
1.1.2	Interest on Foreign Currency Loans		202.632	150.715	80.311	54.230
1.1.2.1	Short-term Loans		46.973	26.640	18.616	9.900
1.1.2.2	Medium and Long-term Loans		155.659	124.075	61.695	44.330
1.1.3	Interest on Loans Under Follow-up		13.530	13.709	5.241	3.940
1.1.4	Premiums Received from Resource Utilisation Support Fund		-	-	-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey		59.219	51.865	25.332	17.568
1.3	Interest Received from Banks		22.446	14.147	9.619	7.092
1.3.1	The Central Bank of Turkey		859	16	400	4
1.3.2	Domestic Banks		2.054	4.555	1.494	2.904
1.3.3	Foreign Banks		19.533	9.576	7.725	4.184
1.3.4	Head Offices and Branches Abroad		-	-	-	-
1.4	Interest Received from Money Market Transactions		2.777	38.834	465	5.319
1.5	Interest Received from Marketable Securities Portfolio	(III-g)	1.747.528	1.914.869	700.728	625.739
1.5.1	Trading Securities		284.143	590.025	156.175	256.311
1.5.2	Available-for-sale Securities		1.426.007	1.225.939	524.961	354.673
1.5.3	Held-to-maturity Securities		37.378	98.905	19.592	14.755
1.6	Other Interest Income		827	711	260	215
II.	**Interest Expense**	(III-b)	**1.840.331**	**1.404.066**	**808.276**	**466.308**
2.1	Interest on Deposits	(III-b-3)	1.422.397	1.225.260	648.321	401.741
2.1.1	Bank Deposits		70.785	29.236	33.581	9.279
2.1.2	Saving Deposits		852.852	856.039	361.929	275.929
2.1.3	Public Sector Deposits		397	108	340	35
2.1.4	Commercial Deposits		224.552	38.625	130.309	15.247
2.1.5	Other Institutions Deposits		65.655	86.305	46.992	24.803
2.1.6	Foreign Currency Deposits		208.156	214.947	75.170	76.448
2.1.7	Gold Vault		-	-	-	-
2.2	Interest on Money Market Transactions	(III-b-4)	277.614	96.109	101.422	30.410
2.3	Interest on Funds Borrowed		138.948	81.496	57.699	33.850
2.3.1	The Central Bank of Turkey		-	-	-	-
2.3.2	Domestic Banks		9.135	7.268	3.172	4.246
2.3.3	Foreign Banks		128.495	64.843	54.527	27.057
2.3.4	Headquarters and Branches in Abroad		-	-	-	-
2.3.5	Other Financial Institutions		1.318	9.385	-	2.547
2.4	Interest on Securities Issued		-	-	-	-
2.5	Other Interest Expenses		1.372	1.201	834	307
III.	**Net Interest Income (I-II)**		**1.960.280**	**1.964.927**	**675.632**	**712.745**
IV.	**Net Fees and Commissions Income**		**460.830**	**297.435**	**156.549**	**103.209**
4.1	Fees and Commissions Received		622.436	471.399	215.425	170.190
4.1.1	Cash Loans		60.018	69.815	16.871	24.379
4.1.2	Non-cash Loans		25.106	18.931	10.203	7.029
4.1.3	Other		537.312	382.653	188.351	138.782
4.2	Fees and Commissions Paid		161.606	173.964	58.876	66.981
4.2.1	Cash Loans		16.385	27.541	9.493	15.163
4.2.2	Non-cash Loans		281	309	37	244
4.2.3	Other		144.940	146.114	49.346	51.574
V.	**Dividend Income**		**3.997**	**2.621**	-	**1.948**
5.1	Trading Securities		-	-	-	-
5.2	Available-for-sale Securities		3.997	2.621	-	1.948
VI.	**Net Trading Income/(Loss)**		**162.316**	**164.770**	**69.274**	**44.497**
6.1	Trading Gains or (Losses) on Securities (Net)		127.299	264.636	59.388	39.385
6.1.1	Trading Gains on Securities		163.302	312.598	74.576	24.802
6.1.1.1.	Trading Gains on Derivative Financial Instruments		17.636	23.841	1.851	6.341
6.1.1.2.	Other		145.666	288.757	72.725	18.461
6.1.2.	Trading Losses on Securities (-)		36.003	47.962	15.188	(14.583)
6.1.2.1.	Trading Losses on Derivative Financial Instruments		24.536	3.298	10.431	1.331
6.1.2.2.	Other		11.467	44.664	4.757	(15.914)
6.2	Foreign Exchange Gains or (Losses) (Net)	(III-g)	35.017	(99.866)	9.886	5.112
6.2.1.	Foreign Exchange Gains		4.059.640	2.276.929	1.501.000	740.323
6.2.2.	Foreign Exchange Losses (-)		4.024.623	2.376.795	1.491.114	735.211
VII.	**Other Operating Income**	(III-c)	**147.815**	**114.669**	**65.215**	**28.037**
VIII.	**Operating Income (III+IV+V+VI+VII)**		**2.735.238**	**2.544.422**	**966.670**	**890.436**
IX.	**Provision for Loan Losses and Other Receivables (-)**	(III-d)	**257.065**	**115.129**	**90.028**	**52.427**
X.	**Other Operating Expenses (-)**	(III-g)	**900.056**	**725.337**	**371.026**	**265.988**
XI.	**Net Operating Income (VIII-IX-X)**		**1.578.117**	**1.703.956**	**505.616**	**572.021**
XII.	**Income from Investments and Associates**	(III-e)	**46.347**	**31.307**	-	**374**
XIII.	**Income/(Loss) on Net Monetary Position**		-	**(422.708)**	-	**(62.897)**
XIV.	**Income Before Income Taxes (XI+XII+XIII)**		**1.624.464**	**1.312.555**	**505.616**	**509.498**
XV.	**Provision for Income Taxes (-)**	(III-f)	**492.159**	**392.073**	**150.818**	**143.383**
15.1	Current Tax Provision		516.915	390.383	170.679	130.267
15.2	Deferred Tax Provision		(24.756)	1.690	(19.861)	13.116
XVI.	**Net Income/(Loss) Before Extraordinary Items (XIV-XV)**		**1.132.305**	**920.482**	**354.798**	**366.115**
XVII.	**Extraordinary Income/(Loss) After Taxes**		-	-	-	-
18.1	Extraordinary Income/(Loss) Before Taxation		-	-	-	-
18.1.1	Extraordinary Income		-	-	-	-
18.1.2	Extraordinary Expenses (-)		-	-	-	-
18.2	Provision for Taxes on Extraordinary Income (-)		-	-	-	-
XVIII.	**NET INCOME/(LOSS) (XVI+XVII)**		**1.132.305**	**920.482**	**354.798**	**366.115**
	Earnings/(Loss) per share in YTL full		0,00629	0,00511	0,00197	0,00203

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNAUDITED UNCONSOLIDATED FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / I

AKBANK T.A.Ş.
III. OFF-BALANCE SHEET COMMITMENTS AT 30 SEPTEMBER 2005 AND AT 31 DECEMBER 2004

(Amounts are expressed in thousands of new Turkish lira ("YTL"))

		Notes	CURRENT PERIOD (30/09/2005)			PRIOR PERIOD (31/12/2004)		
		(Section V)	Local Currency	Foreign Currency	TOTAL	Local Currency	Foreign Currency	TOTAL
A.	**OFF-BALANCE SHEET COMMITMENTS (I+II+III)**		**7.891.928**	**8.966.390**	**16.858.318**	**8.557.909**	**7.071.221**	**15.629.130**
I.	**GUARANTEES AND WARRANTIES**	(IV-b), (IV-c)	**1.528.892**	**2.250.805**	**3.779.697**	**1.139.855**	**1.807.521**	**2.947.376**
1.1.	Letters of Guarantee		1.492.070	1.156.202	2.648.272	1.108.413	996.560	2.104.973
1.1.1.	Guarantees Subject to State Tender Law		251.423	88.909	340.332	150.429	70.636	221.065
1.1.2.	Guarantees Given for Foreign Trade Operations		-	481.290	481.290	-	475.276	475.276
1.1.3.	Other Letters of Guarantee		1.240.647	586.003	1.826.650	957.984	450.648	1.408.632
1.2.	Bank Acceptances		15	45.146	45.161	15	46.878	46.893
1.2.1.	Import Letter of Acceptance		15	45.146	45.161	15	46.878	46.893
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		16	1.046.328	1.046.344	-	762.895	762.895
1.3.1.	Documentary Letters of Credit		16	1.024.167	1.024.183	-	732.503	732.503
1.3.2.	Other Letters of Credit		-	22.161	22.161	-	30.392	30.392
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7.	Factoring Guarantees		-	-	-	-	-	-
1.8.	Other Guarantees		20.451	1.752	22.203	16.210	1.188	17.398
1.9.	Other Collaterals		16.340	1.377	17.717	15.217	-	15.217
II.	**COMMITMENTS**	(IV-b)	**5.856.434**	**482.978**	**6.339.412**	**7.383.424**	**593.493**	**7.976.917**
2.1.	Irrevocable Commitments		5.856.434	482.978	6.339.412	7.383.424	593.493	7.976.917
2.1.1.	Asset Purchase Commitments		114.400	87.032	201.432	46.000	1.701	47.701
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		-	-	-	-	-	-
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Cheques		1.327.931	-	1.327.931	1.096.148	-	1.096.148
2.1.8.	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9.	Commitments for Credit Card Limits		4.414.103	395.946	4.810.049	6.241.276	591.792	6.833.068
2.1.10	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.11	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12	Other Irrevocable Commitments		-	-	-	-	-	-
2.2	Revocable Commitments		-	-	-	-	-	-
2.2.1	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**		**506.602**	**6.232.607**	**6.739.209**	**34.630**	**4.670.207**	**4.704.837**
3.1.	Forward Foreign Currency Buy/Sell Transactions		62.327	223.378	285.705	34.630	138.067	172.697
3.1.1.	Forward Foreign Currency Transactions-Buy		59.060	84.361	143.421	17.252	69.152	86.404
3.1.2.	Forward Foreign Currency Transactions-Sell		3.267	139.017	142.284	17.378	68.915	86.293
3.2.	Swap Transactions Related to Foreign Currency and Interest Rates		7.905	5.328.843	5.336.748	-	4.454.303	4.454.303
3.2.1.	Foreign Currency Swap-Buy		2.500	2.320.310	2.322.810	-	2.288.948	2.288.948
3.2.2.	Foreign Currency Swap-Sell		5.405	2.365.059	2.370.464	-	2.119.453	2.119.453
3.2.3.	Interest Rate Swaps-Buy		-	321.737	321.737	-	22.951	22.951
3.2.4.	Interest Rate Swaps-Sell		-	321.737	321.737	-	22.951	22.951
3.3.	Foreign Currency, Interest Rate and Securities Options		417.365	405.431	822.796	-	-	-
3.3.1.	Foreign Currency Options-Buy		210.134	202.717	412.851	-	-	-
3.3.2.	Foreign Currency Options-Sell		207.231	202.714	409.945	-	-	-
3.3.3.	Interest Rate Options-Buy		-	-	-	-	-	-
3.3.4.	Interest Rate Options-Sell		-	-	-	-	-	-
3.3.5.	Securities Options- Buy		-	-	-	-	-	-
3.3.6.	Securities Options-Sell		-	-	-	-	-	-
3.4.	Foreign Currency Futures		-	-	-	-	-	-
3.4.1.	Foreign Currency Futures-Buy		-	-	-	-	-	-
3.4.2.	Foreign Currency Futures-Sell		-	-	-	-	-	-
3.5.	Interest Rate Futures		-	-	-	-	-	-
3.5.1.	Interest Rate Futures-Buy		-	-	-	-	-	-
3.5.2.	Interest Rate Futures-Sell		-	-	-	-	-	-
3.6.	Other		19.005	274.955	293.960	-	77.837	77.837
B.	**CUSTODY AND PLEDGES RECEIVED (IV+V+VI)**		**25.142.112**	**4.463.630**	**29.605.742**	**19.393.597**	**5.063.241**	**24.456.838**
IV.	**ITEMS HELD IN CUSTODY**		**16.211.960**	**2.551.071**	**18.763.031**	**15.659.860**	**2.499.421**	**18.159.281**
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		11.515.685	2.011.302	13.526.987	11.783.280	2.038.091	13.821.371
4.3.	Cheques Received for Collection		1.235.112	23.526	1.258.638	868.289	22.922	891.211
4.4.	Commercial Notes Received for Collection		528.643	335.973	864.616	331.615	277.288	608.903
4.5.	Other Assets Received for Collection		-	233	233	-	233	233
4.6.	Assets Received for Public Offering		-	-	-	-	-	-
4.7.	Other Items Under Custody		2.932.520	155.661	3.088.181	2.676.676	127.763	2.804.439
4.8.	Custodians		-	24.376	24.376	-	33.124	33.124
V.	**PLEDGES RECEIVED**		**8.930.152**	**1.912.559**	**10.842.711**	**3.733.737**	**2.563.820**	**6.297.557**
5.1.	Marketable Securities		935.571	123.767	1.059.338	426.748	141.663	568.411
5.2.	Guarantee Notes		499.665	123.470	623.135	235.849	142.485	378.334
5.3.	Commodity		446	4.110	4.556	26	301	327
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovables		4.000.449	671.610	4.672.059	1.712.676	363.589	2.076.265
5.6.	Other Pledged Items		3.494.021	989.602	4.483.623	1.358.438	1.915.782	3.274.220
5.7.	Pledged Items-Depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)		**33.034.040**	**13.430.020**	**46.464.060**	**27.951.506**	**12.134.462**	**40.085.968**

The accompanying notes form an integral part of these financial statements.

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNAUDITED UNCONSOLIDATED FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / I

AKBANK T.A.Ş

IV- STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY

(Amounts are expressed in thousands of new Turkish lira ("YTL"))

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Notes Section V	Paid-in Capital	Adjustment to Share Capital	Share premium	Share certificate cancellation profits	Legal Reserves	Status reserves	Extraordinary Reserves	Other Reserves	Current Year Net Income/(Loss)	Prior Year Net Income/(Loss)	Revaluation Fund	Evaluation Differences	Marketable Securities Valuation Fund	Total
	PRIOR PERIOD (30/09/2004)															
I.	Balances at the Beginning of Period		1.200.000	2.539.398	-	-	47.416	-	281.075	-	1.507.841	-	-	-	164.876	5.740.606
II.	Changes in Accounting Policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Adjusted Balance (I+II)		1.200.000	2.539.398	-	-	47.416	-	281.075	-	1.507.841	-	-	-	164.876	5.740.606
IV.	Net Current Period Profit/Loss		-	-	-	-	-	-	-	-	920.482	-	-	-	-	920.482
V.	Profit Distribution		-	-	-	-	113.561	-	945.180	-	(1.507.841)	-	-	-	-	(449.100)
5.1	Dividends Paid		-	-	-	-	-	-	-	-	(449.100)	-	-	-	-	(449.100)
5.2	Transfers to Reserves		-	-	-	-	113.561	-	945.180	-	(1.058.741)	-	-	-	-	-
5.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Capital Increase		300.000	12.495	-	-	-	-	(312.495)	-	-	-	-	-	-	-
6.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.3	Evaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.4	Marketable Securities Valuation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.5	Adjustment to Share Capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.6	Issuance of Share Certificates		300.000	12.495	-	-	-	-	(312.495)	-	-	-	-	-	-	-
6.7	Foreign Exchange Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Convertible Bonds		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Available for Sale Securities Net Fair Value Gains/Loss		-	-	-	-	-	-	-	-	-	-	-	-	(158.678)	(158.678)
	Closing Balances (I+II+IV+V+VI+VII+VIII)		1.500.000	2.551.893	-	-	160.977	-	913.760	-	920.482	-	-	-	6.198	6.053.310
	CURRENT PERIOD (30/09/2005)															
I.	Balances at the Beginning of the Period		1.500.000	2.551.893	-	-	160.977	-	913.760	-	1.020.528	-	5.314	-	74.519	6.226.991
	Increases in the Period															
II.	Available for Sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	109.196	109.196
2.1	Net Fair Value Gains/Losses		-	-	-	-	-	-	-	-	-	-	-	-	109.196	109.196
III.	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.1	Net Fair Value Gains/Losses		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IV.	Gains from Sale of Fixed Assets		-	-	-	-	-	-	-	-	-	-	1.604	-	-	1.604
V.	Other		-	-	-	-	-	-	5	-	-	-	-	-	-	5
	Transferred Amounts															
IV.	Available for Sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.1	Transferred to Net Income		-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.1	Transferred to Net Income		-	-	-	-	-	-	-	-	-	-	-	-	-	-
5.2	Transferred to Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Net Current Year Income		-	-	-	-	-	-	-	-	1.132.305	-	-	-	-	1.132.305
VII.	Profit Distribution		-	-	-	-	94.338	-	(562.065)	-	(1.020.528)	-	-	-	-	(1.488.255)
7.1	Dividends Paid		-	-	-	-	-	-	-	-	(464.812)	-	-	-	-	(464.812)
7.2	Transfers to Reserves		-	-	-	-	94.338	-	461.378	-	(555.716)	-	-	-	-	-
7.3	Other	(II-o)	-	-	-	-	-	-	(1.023.443)	-	-	-	-	-	-	(1.023.443)
VIII.	Capital Increase		300.005	(150.000)	-	-	-	-	(144.691)	-	-	-	(5.314)	-	-	-
8.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2	Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.3	Evaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.4	Marketable Securities Valuation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.5	Adjustment to Share Capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.6	Issuance of Share Certificates		300.000	(150.000)	-	-	-	-	(144.686)	-	-	-	(5.314)	-	-	-
8.7	Foreign Exchange Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.8	Other		5	-	-	-	-	-	(5)	-	-	-	-	-	-	-
IX.	Convertible Bonds		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Closing Balances (I+II+III+IV+V+VI+VII+VIII+IX)		1.800.005	2.401.893	-	-	255.315	-	207.009	-	1.132.305	-	1.604	-	183.715	5.981.846

The accompanying notes form an integral part of these financial statements.

AKBANK T.A.Ş.
V- CASH FLOWS AT 30 SEPTEMBER 2005 AND 2004
(Amounts are expressed in thousands of new Turkish lira ("YTL"))

		Notes (Section V)	CURRENT PERIOD (30/09/2005)	PRIOR PERIOD (30/09/2004)
A.	CASH FLOWS FROM BANKING OPERATIONS			
1.1.	Operating profit before changes in operating assets and liabilities		1.564.914	2.188.833
1.1.1.	Interest received		3.528.084	4.581.925
1.1.2.	Interest paid		(1.636.832)	(1.371.349)
1.1.3.	Dividend received		50.344	33.928
1.1.4.	Fees and commissions received		622.436	471.398
1.1.5.	Other income		127.299	264.636
1.1.6.	Collections from previously written-off loans and other receivables		85.094	43.940
1.1.7.	Payments to personnel and service suppliers		(293.547)	(217.365)
1.1.8.	Taxes paid		(470.272)	(499.902)
1.1.9.	Extaordinary items		-	-
1.1.10.	Other		(447.692)	(695.670)
1.1.11.	Monetory Loss		-	(422.708)
1.2.	Changes in operating assets and liabilities		4.136.157	961.567
1.2.1.	Net (increase) / decrease in trading securities		(2.611.157)	3.127.416
1.2.2.	Net (increase) / decrease in due from banks and other financial institutions		(90.494)	(135.016)
1.2.3.	Net (increase) / decrease in loans		(6.781.977)	(2.557.251)
1.2.4.	Net (increase) / decrease in other assets		(75.655)	(109.291)
1.2.5.	Net increase / (decrease) in bank deposits		965.536	(326.199)
1.2.6.	Net increase / (decrease) in other deposits		9.876.291	(372.317)
1.2.7.	Net increase / (decrease) in funds borrowed		2.812.349	1.153.472
1.2.8.	Net increase / (decrease) in payables		-	-
1.2.9.	Net increase / (decrease) in other liabilities		41.264	180.753
I.	Net cash provided from banking operations		5.701.071	3.150.400
B.	CASH FLOWS FROM INVESTING ACTIVITIES			
II.	Net cash provided from investing activities		(3.703.693)	(2.695.122)
2.1.	Cash paid for purchase of investments, associates and subsidiaries		(177.083)	(2.899)
2.2.	Cash obtained from sale of investments, associates and subsidiaries		-	1.635
2.3.	Fixed assets purchases		(54.222)	(39.425)
2.4.	Fixed assets sales		11.776	(62)
2.5.	Cash paid for purchase of investments available-for-sale		(3.484.164)	(3.052.644)
2.6.	Cash obtained from sale of investments available-for-sale		-	-
2.7.	Cash paid for purchase of investment securities		-	-
2.8.	Cash obtained from sale of investment securities		-	398.273
2.9.	Extraordinary items		-	-
2.10.	Other		-	-
C.	CASH FLOWS FROM FINANCING ACTIVITIES			
III.	Net cash provided from financing activities		(1.491.874)	(453.671)
3.1.	Cash obtained from funds borrowed and securities issued		-	-
3.2.	Cash used for repayment of funds borrowed and securities issued		-	-
3.3.	Issued capital instruments		-	-
3.4.	Dividends paid		(464.812)	(449.100)
3.5.	Payments for finance leases		(3.619)	(4.571)
3.6.	Extraordinary items		-	-
3.7.	Other		(1.023.443)	-
IV.	Effect of change in foreign exchange rate on cash and cash equivalents		-	-
V.	Net increase in cash and cash equivalents		505.504	1.607
VI.	Cash and cash equivalents at beginning of the year	(V-a)	1.916.929	1.753.257
VII.	Cash and cash equivalents at end of the year	(V-a)	2.422.433	1.754.864

(Amounts expressed in thousands of new Turkish lira (YTL))

SECTION THREE
EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

I. EXPLANATIONS ON THE PRESENTATION OF FINANCIAL STATEMENTS:

a. The preparation of the financial statements and related notes and explanations in accordance with the Accounting Application Regulation ("AAR") and the other relevant accounting standards that have been promulgated:

The Bank maintains its books of account and prepares its statutory financial statements in new Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation. These unconsolidated financial statements have been prepared in accordance with the 13th Article titled "Accounting Standards" of the Banking Act No.4389 and in accordance with Accounting Application Regulation ("AAR") published in the Official Gazette No.24793 dated 22 June 2002 brought into effect on 1 July 2002 by the Banking Regulation and Supervision Agency ("BRSA"), and the communiqués on accounting standards.

b. Preparation of financial statements based on the current purchasing power of Turkish lira:

The Financial Reporting in Hyperinflationary Economies Standard stated in the Communiqué 14 of the Accounting Application Regulation ("AAR 14") became effective as of 1 July 2002.

In accordance with AAR 14, the Bank should prepare its financial statements in the purchasing power of the Turkish lira as at the balance sheet date. The corresponding figures for previous periods are restated in the same terms. According to the related communiqué, certain criteria are used to classify an economy as hyperinflationary and one of these criteria is a cumulative three-year inflation rate announced by the State Institute of Statistics approaching or exceeding 100% and the other is a current year inflation rate approaching or exceeding 10%.

In accordance with AAR 14, the obligation of the preparation of financial statements according to inflationary accounting will be terminated when key indicators in the economy have disappeared. The announcement of the period in which inflationary accounting will be discontinued will be made by the BRSA. Accordingly, as of 28 April 2005, the BRSA announced that the inflation accounting application in the banking sector had been terminated based on the decree numbered 1623 related and dated 21 April 2005. It was stated that the indicators in the economy, including the inflation rate which obligated the preparation of financial statements according to inflation accounting, had disappeared and that the application of inflation accounting effective from 1 January 2005 was to be terminated. According to AAR 14, in the case of the discontinuation of inflation accounting, the opening balances of the current period's financial statements will be the year-end figures adjusted at the end of the inflationary period. In the preparation of the Bank's financial statements, inflation accounting has been applied until the end of 31 December 2004 and starting from 1 January 2005, it has been discontinued. In these financial statements, corresponding figures expressed for previous periods have been restated in terms of the purchasing power of TL at 31 December 2004

Until 31 December 2004, inflation adjustments have been performed in accordance with the standards indicated in AAR 14 and by using the wholesale price indices published in the appendix to AAR 14 and announced by the State Institute of Statistics. Detailed information related to the application of inflation accounting is presented in "Explanation related to inflation accounting" Section Five, Note VII.

c. Accounting and evaluation policies adopted in the presentation of financial statements:

The principle accounting policies and evaluation methods adopted in the presentation of financial statements are in accordance with the "AAR". These policies and methods are explained in the notes II through XXIII.

II. SUBSIDIARIES, ASSOCIATES AND SHARE CERTIFICATES INCLUDED IN THE AVAILABLE-FOR-SALE PORTFOLIO :

Turkish lira denominated investments, associates, subsidiaries and share certificates in the available-for-sale portfolio are accounted by deducting the additions to equity of these companies arising from funds kept, for instance, "revaluation funds", and financing expenses including foreign exchange differences and cash and cash equivalent contributions in terms of the measuring unit at the balance sheet date.

Foreign currency (FC) denominated investments and associates, subsidiaries and share certificates in the available-for-sale portfolio are valued through the translation of the historical foreign currency amounts using exchange rates prevailing at the balance sheet date.

When the cost of investments, associates and share certificates are higher than the net realisable value, the carrying amount is reduced to the net realisable or fair value taking into consideration whether the value decrease is temporary or permanent and the ratio of the value decrease.

III. FOREIGN CURRENCY TRANSACTIONS :

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognised in the income statement under the account of net foreign exchange income/expense. Foreign currency investments included in non-monetary asset which are carried at historical cost are translated with the exchange rates current at the balance sheet date.

a. Foreign exchange rates applied in the conversion of foreign currency transactions in financial statements:

As of 30 September 2005, rates applied for the conversion of foreign currency balances into Turkish lira are YTL1,3700 for USD, YTL1,6488 for EURO and YTL1,2093 for Yen.

b. Total foreign exchange gains/losses reflected in the current period net income:

The Bank's foreign exchange gains reflected in these financial statements amount to YTL35.017.

c. Total amount of foreign currency revaluation fund resulting from foreign exchange gains/losses and changes that occurred within the period:

No foreign currency gains/losses have been reflected in the revaluation fund.

d. Significant changes in the foreign exchange rates subsequent to the balance sheet date and their impacts on the financial statements:

The Bank does not have a significant net foreign currency position as disclosed in Section Four-Note V. Accordingly, the changes in the foreign exchange rates will not have a significant impact on the financial statements.

e. Capitalised foreign currency exchange differences:

No foreign currency exchange difference has been capitalised for the period.

f. Fundamental principles of foreign exchange risk management policy:

The fundamental principles of foreign exchange risk management policy are explained in detail in Section 4, Note V.

g. Accounts used for foreign currency translation differences of net investments in foreign subsidiaries and associates, loans and other hedging instruments:

Foreign currency net investments in associates and subsidiaries abroad are converted into Turkish lira with the exchange rates current at the balance sheet date. Foreign currency conversion differences arising from such transactions are recognised as "foreign exchange gains/losses" in the income statement.

h. The method applied for the translation of goodwill arising from the acquisition of a foreign subsidiary and amounts resulted from fair value adjustment of assets and liabilities of such subsidiaries:

The Bank has no goodwill related with the acquisition of a foreign subsidiary or a difference resulting from the fair value adjustment of assets and liabilities of foreign subsidiaries.

i. Accounts used to record the results arising from the sale of a foreign subsidiary:

During the current period, the Bank has not sold a foreign subsidiary.

j. Status and recognition of foreign exchange differences arising from the translation of debt securities issued and monetary financial assets into Turkish lira:

No debt securities have been issued. Foreign exchange differences arising from the translation of monetary financial assets are included in the "foreign exchange gains/losses" in the income statement.

IV. EXPLANATION ON DERIVATIVE INSTRUMENTS :

The major derivative instruments of the Bank are currency and interest rate swaps, money options and currency forwards. There are no embedded derivatives originated by the Bank.

The Bank classifies its derivative instruments as" held for hedging" or "trading" in accordance with Communiqué 1 of the Accounting Application Regulation ("AAR") "Accounting of Financial Instruments". All derivative financial instruments are classified as held for trading. Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading.

Derivative instruments are measured at cost on initial recognition and the related transaction costs are included in the initial measurement. Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts on their contractual values.

After initial recognition, derivative instruments are measured at their fair values and the fair values are included in the balance sheet under either "Accrued Interest and Income Receivable" or "Accrued Interest and Expense Payable" depending on whether they are positive or negative. Differences due to the measurement of the fair value of trading derivative instruments are included in the income statement.

As of 30 September 2005, fair value of derivatives of the Bank amount to (-) YTL62.582 (31 December 2004: YTL202.474 as of).

V. OFFSETTING FINANCIAL INSTRUMENTS :

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

VI. INTEREST INCOME AND EXPENSE :

Interest income and expense are recognised in the income statement on an accrual basis. When the Bank management estimates and judges that the collection becomes doubtful, then the interest income is not recognised until the collection is made and any accruals and income recognised in relation to these receivables are reversed.

VII. FEE AND COMMISSION INCOME AND EXPENSES :

All fees and commission income/expenses are recognised on accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Loan fees and commissions expenses paid to the other financial institutions are recognised as operational costs and recorded on an effective yield method. Contract based commission fees regarding purchase and sale of assets are recognised as income at the time of collection.

VIII. TRADING SECURITIES :

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealers' margins, or securities included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading securities are recognised at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading securities are initially recognised at cost and subsequently remeasured at their fair value based on quoted bid prices or amounts derived from cash flow models. However, if fair values cannot be measured reliably, the securities are carried at amortised cost using the effective yield method. All gains and losses arising from these evaluations are reflected in the income statement. Interest earned while holding securities is reported as interest income and dividends received are included separately in dividend income.

IX. SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS :

Securities sold under agreements to repurchase ("repurchase") are classified as "trading securities", "available-for-sale securities" and "held-to-maturity securities" in the balance sheet according to the investment purposes and are measured according to the portfolio to which they belong. Funds deposited under repurchase agreements are accounted under "Funds Provided under Repurchase Agreements" and the difference between the sale and repurchase price determined by these repurchase agreements is accrued evenly over the life of the repurchase agreement using the internal rate of return method.

Funds given against securities purchased under agreements to resell ("reverse repurchase") are accounted under "Receivables from reverse repurchase agreements" on the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the internal rate of return method.

The Bank has no securities lending transactions.

X. EXPLANATION ON INVESTMENT SECURITIES HELD-TO-MATURITY AND INVESTMENT SECURITIES AVAILABLE-FOR-SALE :

The Bank classifies and accounts its financial assets as "trading securities", "available-for-sale securities", "originated loans and receivables" and "held-to-maturity securities". Sale and purchase transactions of the financial assets mentioned above are recognised at the "settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Bank management, taking into consideration the purpose of the investment.

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the effective yield, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and it is charged against the income for the year.

a. Investment securities held-to-maturity:

Held-to-maturity investments are securities with fixed maturity and fixed or determinable payments where management has both the intent and ability to hold the investments till maturity. Held-to-maturity securities are initially recognised at cost, and subsequently carried at amortised cost using the effective yield method; interest earned whilst holding held-to-maturity securities is reported as interest income.
The Bank has no financial assets that were initially classified as held-to-maturity which will not be classified as held-to-maturity investments for the following two years due to subsequent changes in classification. There is no diminution in value for the held-to-maturity securities and no provision for impairment is made.

b. Investment securities available-for-sale:

Available-for-sale securities are defined as securities other than the ones classified as "held-to-maturity securities", "trading securities" and "originated loans".

Available-for-sale investment securities are subsequently remeasured at fair value. When fair value calculations, based on market prices, cannot be performed reliably, the securities are carried at amortised cost using the effective yield method. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

XI. BANK ORIGINATED LOANS AND RECEIVABLES, AND SPECIFIC AND GENERAL PROVISIONS :

Loans and advances originated by the Bank by providing money, service or goods directly to customers are categorised as originated loans. Loans and receivables originated by the Bank are carried initially at cost and subsequently recognised at the amortised cost value calculated by using effective yield. The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognised in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the Bank management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Decree Related to Principles and Procedures on Determining the Qualifications of Bank Loans with Required Reserves and Other Claims and on Reserves to be Held" published in the Official Gazette dated 30 June 2001, No.24448 and paragraphs 1 and 12 of article 11 of the Banks Act No.4389. In addition, considering the statistical analysis on possible risks that can arise from consumer loans, the Bank has set aside a general reserve for possible loan losses and accounted it in the "other provisions" in the liabilities. Provision expenses are deducted from the net income of the period. If a receivable for which provision is provided is subsequently collected, it is deducted from the specific provisions and recorded as income in "Other Operating Income". Uncollectible receivables are written-off after all the legal procedures are finalised.

XII. GOODWILL AND OTHER INTANGIBLE ASSETS :

As of 30 September 2005 and 31 December 2004, the Bank has no goodwill.

Intangible assets are measured at the cost of the asset on initial recognition and the related other costs are included in the initial measurement. Intangible assets are carried at cost less accumulated depreciation and accumulated value diminution.

Intangibles are amortised over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses made to utilise the economic benefit from the asset.

The Bank does not expect material changes in the estimation of useful lives, depreciation methods or residual values that may have a significant impact on the current period or future periods.

Costs associated with the development of computer software programmes and expenditures that enhance and extend the benefits of computer software programmes beyond their original specifications and lives are added to the original cost of the software and capitalised. Capitalised computer software development costs are amortised using the straight-line method over their remaining useful lives.

XIII. PROPERTY AND EQUIPMENT :

Property and equipment is measured at its cost when initially recognised and any directly attributable costs of setting up the asset are included in the initial measurement.

Depreciation is calculated over the restated amounts of property and equipment using the straight-line method. The expected useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item remained in the property and equipment.

Where the carrying amount of an asset is greater than its estimated net realisable value, it is written down immediately to its recoverable amount and the provision for the diminution in value is charged to the income statement.

Property and equipment is not carried at a revalued amount in the financial statements.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditure for the repair and renewal of property and equipment is charged against income. The capital expenditures made in order to increase the capacity of the tangible asset to increase the future benefit of the asset are added to the cost of the tangible asset. Investment costs are costs that prolong useful life, enlarge the service capacity, extend the quality or diminish the cost of the goods produced or services rendered.

There are no pledges, mortgages and other commitments given to acquire property and equipment and there are no other limitations on property and equipment which restrict the right to use them.

The Bank does not expect any changes in the accounting estimates related with property and equipment that will have a significant impact in the current period or that may have a significant impact on future periods.

XIV. LEASING TRANSACTIONS :

Assets acquired under finance lease agreements are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the lease instalments that are going to be paid for the leased asset. Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a provision is provided for the impairment. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" on the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement. The Bank does not engage in finance leasing transactions as lessor.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the related contracts.

XV. PROVISIONS AND COMMITMENTS :

Provisions and contingent liabilities are provided for in accordance with Communiqué 8 on the Accounting Application Regulation "Standard for Provisions, Contingent Liabilities and Accounting of Assets" except for the specific and general provisions provided for loans and other receivables.

Provisions are recognised when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The provision for contingent liabilities arisen from past events should be recognised in the period of occurrence. When a reliable estimate of the amount of obligation cannot be made, contingent liability exists. A provision is recognised when it is probable that the contingent event will occur and a reliable estimate can be made.

(Amounts expressed in thousands of new Turkish lira (YTL))

XVI. OBLIGATIONS RELATED TO EMPLOYEE RIGHTS :

Obligations related to employee rights are accounted in accordance with Communiqué 10 on the Accounting Application Regulation ("AAR 10") "Accounting of Obligations Related to Employee Rights". A provision for notice pay and employment termination benefit liability is calculated by taking the simple arithmetical average of the ratio of the actual payment to the total liability for the last five years before the balance sheet date and applying this ratio to the total liability of the current period in accordance with ARR 10. Five-year simple arithmetical average of actual payment rates as a basis for provision for employee termination benefits and notice pay is 11,44% (31 December 2004: 11,23%) .

The Bank does not employ any person subject to an agreement where the employment period will terminate in more than 12 months as at 30 September 2005.

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law numbered 506, article No.20. The financial statements of the Pension Fund have been audited by an actuary in accordance with the 38th article of the Insurance Supervisory Law and the Actuarial Regulation based on the same article. Based on the financial statements of the Pension fund prepared in accordance with a technical interest rate of 10%, neither a technical nor an actual deficit was determined, thus, no provision has been calculated.

According to temporary article number 23 of the "new" Banking Law numbered 5387 approved by the Turkish Parliament at 2 July 2005, all "bank-based pension funds" will be transferred to the Social Security Institution in 3 years. The new law states that a commission originated by representatives from different institutions calculation of liabilities for each fund based on actuarial income and expense calculation designated liability will be paid each month in equal instalments for a period of 15 years. Even though the new law's temporary articles, including article number 23, were vetoed by the president to be re-discussed in the Turkish Assembly Council, the new law has been accepted without any changes made by the Turkish Assembly Council as at 19 October 2005 and was sent back to the president as at 20 October 2005.

To the extent mentioned above, according to the transfer procedures, this decree determined the general limitation and calculation of the technical interest rate to be used in the actuarial calculation; the basis for the obligation calculation and the other parameters will be built up when the commission starts.

At 30 September 2005, the Bank's management has declared that according to the determinations in the decree of the "New Law" and Pension Fund's current financial aspect, the obligation figure that will arise from the calculation of the commission will be fundable by the pension fund's assets and that there will be no need for a further additional financial obligation.

(Amounts expressed in thousands of new Turkish lira (YTL))

XVII. TAXES :

Corporation tax is payable at a rate of 30% (33% for 2004) on the total income of the Company after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 30% (33% for 2004) on their corporate income; advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax calculated on their annual corporate income. The balance of the advance tax paid may be refunded or used to offset against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable are tax exempt, if such gains are added to paid-in capital by the end of the second year following their sale.

Capital expenditures, with some exceptions, over YTL10 thousand (for the year 2004 YTL6 thousand) are eligible for an investment incentive allowance of 40%, which is deductible from taxable income prior to the calculation of the corporate income tax, without the requirement of an investment incentive certificate, and the amount of allowance is not subject to withholding tax. Investment incentive rights are transferable to the following years if corporate income is insufficient. It is not obligatory to get an "Investment Incentive Document" to profit from an investment incentive exemption. Investment allowances utilised within the scope of investment incentive certificates granted prior to 24 April 2003 are subject to withholding tax at the rate of 19.8%, irrespective of profit distribution.

Under Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 15th day of the following 4th month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with Communiqué 18 on the Accounting Application Regulation and the related disclosures of BRSA related to income taxes.

(Amounts expressed in thousands of new Turkish lira (YTL))

XVIII. EXPLANATIONS ON BORROWINGS :

Trading financial liabilities and derivative instruments are valued with the fair value and the rest of financial liabilities are carried at amortised cost using the effective yield method.

The Bank utilises various hedging techniques to minimise the currency, interest rate and liquidity risks of its financial liabilities. No convertible bonds have been issued for the period.

XIX. PAID-IN CAPITAL AND TREASURY STOCK :

Transaction costs regarding the issuance of share certificates are accounted as expense in the income statement.

Distribution of profit for the period 1 January-31 December 2004, resolved at the General Meeting of Shareholders, is explained in Section I, Note V-g.

XX. AVALIZED DRAFTS AND ACCEPTANCES :

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXI. GOVERNMENT GRANTS :

As of 30 September 2005 there is no government grant and support for the Bank.

XXII. RECLASSIFICATIONS :

Where necessary to conform to 30 September 2005 figures, there have been some reclassifications on 30 September 2004 and 31 December 2004 financial statements.

XXIII. NEW TURKISH LIRA :

Through the enactment of the Law numbered 5083 concerning the "Currency of the Republic of Turkey" in the Official Gazette dated 31 January 2004, the New Turkish lira ("YTL") and the New Kurus ("YKr") have been introduced as the new currency of the Republic of Turkey, effective from 1 January 2005. The hundredth part of the YTL is the YKr. (1YTL = 100YKr) When the prior currency, Turkish lira ("TL"), values are converted into YTL, one million TL (TL1,000,000) shall be equivalent to one YTL (YTL1). Accordingly, the currency of the Republic of Turkey is simplified by removing 6 zeroes from the TL.

Effective from 1 January 2005, the YTL replaced the TL as a unit of account for keeping and presentation of the records, accounts and financial statements. According to the decree of BRSA numbered BDDK.DZM.2/13/1-a-1, publicly available financial statements and disclosures will be presented in "thousands of YTL" including the previous periods until 1 January 2005 for comparison. In this respect, for the comparison purposes, 31 December 2004 and 30 September 2005 amounts previously prepared and presented in "billion TL" have been presented as "thousands YTL".

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION

I. STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS :

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets and securities transactions (treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity and mostly intermediate and long-term borrowings from foreign financial institutions. The Bank follows an assets-liabilities management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments on various financial assets with longer periods at higher rates. Accordingly the rule of long-term placements carrying a higher interest rate is especially applied. The Bank has sufficient liquidity. In liquidity management, it is imperative to take into account the term structure of assets and liabilities. The main objective of asset and liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset and Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure, placed by the Executive Risk Committee ("ERC").

Investments in credits and securities, within the frame of their term structure and market conditions, are the areas that generate a higher income than the average calculated for the Bank's overall areas of activity. In terms of liquidity management, deposit placements in banks have shorter terms and usually lower interest.

To take the advantage of short-term capital market fluctuations in currency, interest and price, the Bank takes exposures within the set limits and market conditions. The ERC constantly monitors these exposures and updates the trading limits that are applied according to daily conditions.

The Bank controls and manages the currency risk exposure that arises from foreign currency transactions and foreign currency denominated securities in available-for-sale and other portfolios by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and with various derivative financial instruments. Currency risks of investments in foreign affiliates and subsidiaries are also managed with similar protective methods.

Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Detailed explanations regarding the Bank's risk management are given in the notes numbered III, IV, V, VI and VII of this section.

(Amounts expressed in thousands of new Turkish lira (YTL))

II. CAPITAL ADEQUACY RATIO :

a. The Bank's capital adequacy ratio is 22,69% (31 December 2004: 36,24%). This rate is considerably above the minimum rate of 8% that is specified by the related regulation.

b. For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "market risk on securities" and the "Bank's currency risk". The following tables show the classifications of risk weighted assets and the calculation of shareholders' equity for the capital adequacy ratio calculation.

c. Information related to capital adequacy ratio:

	Information related to capital adequacy ratio:			
	0%	20%	50%	100%
Risk Weighted Assets and Non-Cash Loans				
Balance Sheet Items (Net)	25.742.967	1.563.816	241.355	18.500.336
Cash	336.280	1.391	-	-
Due from banks	427.611	1.562.425	-	86.057
Interbank money market placements	74.196	-	-	-
Receivables from reverse repurchase transactions	-	-	-	-
Reserve requirements with the Central Bank of Turkey	2.028.182	-	-	-
Special finance houses	-	-	-	-
Loans	1.639.130	-	241.355	17.583.627
Loans under follow-up (net)	-	-	-	-
Subsidiaries, associates, and investments available-for-sale	14.538.318	-	-	48.640
Miscellaneous receivables	-	-	-	25.857
Marketable securities held-to-maturity (net)	322.382	-	-	-
Advances for assets acquired by financial leasing	-	-	-	-
Financial lease receivables	-	-	-	-
Leased assets (net)	-	-	-	-
Fixed assets (net)	-	-	-	659.040
Other assets	6.376.868	-	-	97.115
Off-balance sheet items	1.758.063	1.662.870	5.444.690	444.424
Guarantees and pledges	33	1.594.285	199.368	149.786
Commitments	-	-	5.242.748	-
Other off-balance sheet items	-	-	-	-
Transactions related with derivative financial instruments	-	67.348	-	6.194
Interest and income accruals	1.758.030	1.237	2.574	288.444
Non-risk weighted accounts	-	-	-	-
Total Risk Weighted Assets	**27.501.030**	**3.226.686**	**5.686.045**	**18.944.760**

(Amounts expressed in thousands of new Turkish lira (YTL))

d. Summary information about capital adequacy ratio:

	Current Period 30 September 2005	Prior Period 31 December 2004
Total risk weighted assets ("TRWA")	22.433.120	14.839.489
Amount subject to market risk ("ASMR")	2.260.450	1.510.637
Shareholders' equity	5.603.385	5.925.813
Shareholders' equity / (TRWA+ASMR)*100	22,69	36,24

e. Information about shareholders' equity items:

	Current Period 30 September 2005	Prior Period 31 December 2004
CORE CAPITAL		
Paid-in capital	1.800.005	1.500.000
Nominal capital	1.800.005	1.500.000
Capital commitments (-)	-	-
Adjustment to share capital	2.401.893	2.551.893
Share premium	-	-
Legal reserves	255.315	160.977
First legal reserve (Turkish Commercial Code 466/1)	161.367	110.341
Second legal reserve (Turkish Commercial Code 466/2)	93.948	50.636
Other legal reserve per special legislation	-	-
Status reserves	-	-
Extraordinary reserves	207.009	913.760
Reserves allocated by the General Assembly	207.009	913.760
Retained earnings	-	-
Accumulated loss	-	-
Foreign currency share capital exchange difference	-	-
Profit	1.132.305	1.020.528
Current period profit	1.132.305	1.020.528
Prior period profit	-	-
Loss (-)	-	-
Current period loss	-	-
Prior period loss	-	-
Total Core Capital	**5.796.527**	**6.147.158**
SUPPLEMENTARY CAPITAL	-	-

(Amounts expressed in thousands of new Turkish lira (YTL))

Revaluation fund	1.604	5.314
Securities	-	-
Buildings	-	-
Profit on sale of associates, subsidiaries and buildings to be transferred to share capital	1.604	5.314
Revaluation fund of leasehold improvement	-	-
Increase in the value of revaluation fund	-	-
Foreign exchange differences	-	-
General Reserves	111.028	76.592
Provisions for possible losses	47.415	47.415
Subordinated loans	-	956
Marketable securities value increase fund	183.715	74.519
Associates and subsidiaries	4.697	2.982
Investments available-for-sale	179.018	71.537
Investments held for structural transactions	-	-
Total Supplementary Capital	**343.762**	**204.796**
TIER III CAPITAL	-	-
CAPITAL	**6.140.289**	**6.351.954**
DEDUCTIONS FROM THE CAPITAL	**536.904**	**426.141**
Investments in unconsolidated financial companies whose main activities are money and capital markets, insurance, and that operate with licenses provided in accordance with special laws.	524.224	410.186
Leasehold improvements	-	1.299
Installation costs	-	-
Prepaid expenses	12.680	14.656
The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets	-	-
Subordinated loans given to other banks which operate in Turkey	-	-
Goodwill (net)	-	-
Capitalised expenses	-	-
Total Shareholders' Equity	**5.603.385**	**5.925.813**

III. CREDIT RISK :

a. Credit risk is the risk that the counterparts may be unable to meet the terms of the agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. While determining credit risks, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structures are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information. Previously determined credit limits are constantly revised according to changing conditions. Collateral, and corporate and personal guarantees are determined on a customer basis.

   During crediting procedures, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

b. There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

c. When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

d. Non-cash loans turned to cash loans are included in the same risk group as cash loans which are not collected on maturity. Credit risk management is applied for all positions involving counter party risk.

   Rescheduled or restructured loans are followed in their relevant groups until all receivables from the loans are collected. Monitoring also continues until receivables from loans are completely collected.

   The Bank considers that long-term commitments are more exposed to credit risk than short-term commitments, and points such as defining risk limits for long-term risks and obtaining collateral are treated in a wider extent than short-term risks.

e. The Bank's banking activities in foreign countries and crediting transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

   When considered within the financial activities of other financial institutions, the Bank as an active participant in the national and international banking market, is not exposed to a significant credit risk. As seen in the balance sheet, the ratio of loans under follow-up to total loans is 1,7% (31 December 2004: 1,6%) and a 100% provision has been provided.

f. The Bank provided a general provision amounting to YTL111.028. (31 December 2004: YTL76.592).

(Amounts expressed in thousands of new Turkish lira (YTL))

IV. MARKET RISK :

The Bank considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and the implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Bank's market risk position is calculated and reported to ERC members daily and weekly. The table below shows how market risk as of 30 September 2005 is calculated in accordance with the Regulation related to the Measurement and Evaluation of the Bank's Capital Adequacy, published in the Official Gazette dated 31 January 2002, No.24567 and the Regulation related to the Market Risk Calculation by the Standard Method.

	Balance
Capital to be employed for interest rate risk – standard method	148.389
Capital to be employed for general market risk	148.225
Capital to be employed for specific risk	164
Capital to be employed for options subject to interest rate risk	-
Capital to be employed for common stock position risk - standard method	10
Capital to be employed for general market risk	7
Capital to be employed for specific risk	3
Capital to be employed for options subject to common stock position risk	-
Capital to be employed for currency risk - standard method	32.437
Capital liability	23.682
Capital to be employed for options subject to currency risk	8.755
Total value-at-risk (VAR)-Internal Model	-
Total capital to be employed for market risk	(*) 180.836
Amount subject to market risk	(*) 2.260.450

(*) Of the "Amount subject to market risk", only YTL180.836 (8% of YTL2.260.450) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Section Four, Note II. YTL180.836 is the minimum amount of capital that can hedge the mentioned risk.

V. CURRENCY RISK

The difference between the Bank's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining short foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily, forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO.

(Amounts expressed in thousands of new Turkish lira (YTL))

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to date:

	USD	Euro	Yen
Balance sheet evaluation rate	YTL1,3700	YTL1,6488	YTL1,2093
1. Day bid rate	YTL1,3150	YTL1,5854	YTL1,1640
2. Day bid rate	YTL1,3150	YTL1,5809	YTL1,1631
3. Day bid rate	YTL1,3150	YTL1,5809	YTL1,1663
4. Day bid rate	YTL1,3150	YTL1,5827	YTL1,1708
5. Day bid rate	YTL1,3200	YTL1,5959	YTL1,1807

The simple arithmetic average of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are shown in the table below:

USD : YTL1,3212
Euro : YTL1,6183
Yen : YTL1,1912

As of 31 December 2004:

	USD	Euro	Yen
Balance sheet evaluation rate	YTL1,3697	YTL1,8690	YTL1,3364

Information on the Bank's currency risk: (Thousand YTL)

The table below summarises the Bank's exposure to foreign currency exchange rate risk, categorised by currency. Foreign currency indexed assets, classified as Turkish lira assets according to Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Bank's real position, both in financial and economic terms, is presented in the table below:

(Amounts expressed in thousands of new Turkish lira (YTL))

	Euro	USD	Yen	Other FC (*)	Total
Current Period – 30 September 2005					
Assets					
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	485.112	73.681	193	7.413	**566.399**
Due from banks and other financial institutions	141.226	1.469.140	3.914	32.295	**1.646.575**
Trading securities	787.834	5.524.901	-	-	**6.312.735**
Interbank money market placements	74.196	-	-	-	**74.196**
Available-for-sale securities	56.045	3.227.358	-	-	**3.283.403**
Loans	2.401.467	4.685.463	283	3.400	**7.090.613**
Subsidiaries, investments and associates	82.470	-	-	167.958	**250.428**
Held-to-maturity securities	-	322.382	-	-	**322.382**
Property and equipment	3.931	2.123	-	-	**6.054**
Goodwill	-	-	-	-	-
Other assets	1.357.182	566.863	5	905	**1.924.955**
Total assets	**5.389.463**	**15.871.911**	**4.395**	**211.971**	**21.477.740**
Liabilities					
Bank deposits	441.332	922.821	1	40.977	**1.405.131**
Foreign currency deposits	4.912.187	7.209.665	2.946	615.544	**12.740.342**
Funds from interbank money market	128.322	120.696	-	-	**249.018**
Funds borrowed	119.369	6.682.522	67	-	**6.801.958**
Marketable securities issued	-	-	-	-	-
Miscellaneous payables	11.241	9.213	2.399	1.458	**24.311**
Other liabilities	61.070	178.764	1	4.471	**244.306**
Total liabilities	**5.673.521**	**15.123.681**	**5.414**	**662.450**	**21.465.066**
Net on-balance sheet position	**(284.058)**	**748.230**	**(1.019)**	**(450.479)**	**12.674**
Net off-balance sheet position(**)	**358.673**	**(820.979)**	**(9)**	**419.366**	**(42.949)**
Financial derivative assets	1.685.128	897.664	39.981	443.451	**3.066.224**
Financial derivative liabilities	1.326.455	1.718.643	39.990	24.085	**3.109.173**
Non-cash loans	743.718	1.416.197	75.014	15.876	**2.250.805**
Prior Period - 31 December 2004					
Total assets	3.713.395	14.353.195	2.025	317.953	**18.386.568**
Total liabilities	5.643.584	12.109.532	2.265	603.455	**18.358.836**
Net on-balance sheet position	(1.930.189)	2.243.663	(240)	(285.502)	**27.732**
Net off-balance sheet position	2.068.067	(2.084.786)	1.336	185.142	**169.759**
Non-cash loans	774.757	978.337	38.129	16.298	**1.807.521**

(*) Of the "other FC" total assets amounting YTL211.971 (31 December 2004: YTL317.953), YTL193.605 is in English pounds (31 December 2004: TL257.660), and YTL10.157 in Swiss Francs (31 December 2004: YTL50.507) Of the total liabilities amounting YTL662.450 (31 December 2004:YTL603.455) YTL508.916 is in English pounds (31 December 2004: YTL442.556) and YTL63.770 is in Swiss Francs (31 December 2004: YTL70.827) .

(**) Shows the net balance of receivables of and payables from derivatives.

VI. INTEREST RATE RISK :

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Bank. The Executive Risk Committee sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In case of high market fluctuations, daily reporting and analyses on transaction bases are made.

(Amounts expressed in thousands of new Turkish lira (YTL))

The Bank manages the interest rate risk on a portfolio basis and tries to minimise the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short- or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

1- Current Period- 30 September 2005	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	765.282	**765.282**
Due from banks and other financial institutions	1.398.160	64.652	-	1.000	-	184.670	**1.648.482**
Trading securities	1.156	3.117.073	1.998.509	40.850	1.215.737	79	**6.373.404**
Interbank money market placements	74.196	-	-	-	-	-	**74.196**
Available-for-sale securities	683.902	3.031.572	2.686.014	3.458.609	4.726.861	50.866	**14.637.824**
Loans	8.278.633	2.822.970	3.652.385	1.947.755	2.762.369	-	**19.464.112**
Held-to-maturity securities	-	322.382	-	-	-	-	**322.382**
Other assets	2.532.005	529.275	88.443	644.803	309.798	1.245.657	**5.349.981**
Total assets	**12.968.052**	**9.887.924**	**8.425.351**	**6.093.017**	**9.014.765**	**2.246.554**	**48.635.663**
Liabilities							
Bank deposits	1.008.710	810.932	76.802	3.000	-	59.659	**1.959.103**
Other deposits	14.981.162	6.889.113	1.081.110	746.332	113.840	4.989.592	**28.801.149**
Funds from interbank money market	2.834.990	1.823	218.057	-	-	-	**3.054.870**
Miscellaneous payables	-	-	-	-	-	712.715	**712.715**
Marketable securities issued	-	-	-	-	-	-	-
Funds Borrowed	698.336	4.574.359	530.472	1.069.626	3.298	-	**6.876.091**
Other liabilities and shareholders' equity	176.237	172.655	52.127	49.779	54.351	6.726.586	**7.231.735**
Total liabilities and shareholders' equity	**19.699.435**	**12.448.882**	**1.958.568**	**1.868.737**	**171.489**	**12.488.552**	**48.635.663**
Balance sheet interest sensitivity gap	**(6.731.383)**	**(2.560.958)**	**6.466.783**	**4.224.280**	**8.843.276**	**(10.241.998)**	-
Off-balance sheet interest sensitivity gap(*)	(13.454)	(10.078)	(82)	(19.762)	(235)	-	**(43.611)**
Total interest sensitivity gap	**(6.744.837)**	**(2.571.036)**	**6.466.701**	**4.204.518**	**8.843.041**	**(10.241.998)**	**(43.611)**

(*) This balance represents the distribution of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments according to period until maturity.

(Amounts expressed in thousands of new Turkish lira (YTL))

2- Prior Period- 31 December 2004	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	274.252	**274.252**
Due from banks and other financial institutions	1.082.970	53.511	46.724	2.000	-	105.463	**1.290.668**
Trading securities	2.242	844.003	612.927	1.864.826	438.247	2	**3.762.247**
Interbank money market placements	404.127	25.538	-	-	-	-	**429.665**
Available-for-sale securities	510.592	2.376.762	2.797.684	2.523.611	2.927.514	17.497	**11.153.660**
Loans	5.393.569	2.350.073	2.455.298	1.640.270	1.099.990	-	**12.939.200**
Held-to-maturity securities	-	-	322.382	-	-	-	**322.382**
Other assets	2.185.448	271.211	457.521	303.341	403.768	1.120.049	**4.741.338**
Total assets	**9.578.948**	**5.921.098**	**6.692.536**	**6.334.048**	**4.869.519**	**1.517.263**	**34.913.412**
Liabilities							
Bank deposits	569.914	277.107	68.515	19.000	-	59.031	**993.567**
Other deposits	10.719.434	2.588.258	1.125.241	953.755	90.355	3.447.815	**18.924.858**
Funds from interbank money market	2.101.645	171.663	6	-	-	-	**2.273.314**
Miscellaneous payables	-	-	-	-	-	696.951	**696.951**
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	842.923	2.570.713	1.163.985	263.376	3.738	-	**4.844.735**
Other liabilities and shareholders' equity	83.204	51.759	18.575	40.635	75.318	6.910.496	**7.179.987**
Total liabilities and shareholders' equity	**14.317.120**	**5.659.500**	**2.376.322**	**1.276.766**	**169.411**	**11.114.293**	**34.913.412**
Balance sheet interest sensitivity gap	**(4.738.172)**	**261.598**	**4.316.214**	**5.057.282**	**4.700.108**	**(9.597.030)**	-
Off-balance sheet interest sensitivity gap(*)	18.605	77.330	26.292	47.136	243	-	**169.606**
Total interest sensitivity gap	**(4.719.567)**	**338.928**	**4.342.506**	**5.104.418**	**4.700.351**	**(9.597.030)**	**169.606**

(*) This balance represents the distribution of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments according to period until maturity.

b. Effective average interest rates for monetary financial instruments:

1- Current Period- 30 September 2005	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	1,00	1,78	-	10,25
Due from banks and other financial institutions	2,12	3,84	-	15,98
Trading securities	5,04	5,66	-	14,11
Interbank money market placements	1,13	-	-	-
Available-for-sale securities	4,25	6,80	-	19,32
Loans	4,01	6,71	3,59	23,06
Held-to-maturity securities	-	13,11	-	-
Liabilities				
Bank deposits	2,88	4,09	-	15,97
Other deposits (including demand deposits)	1,90	2,97	0,10	14,89
Funds from interbank money market	2,39	3,40	-	15,58
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2,95	4,72	1,86	13,56

(Amounts expressed in thousands of new Turkish lira (YTL))

Average interest rates given in the table above are the weighted average rates of the related balance sheet items.

2- Prior Period - 31 December 2004	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	0,99	1,04	-	12,50
Due from banks and other financial institutions	2,14	2,26	-	20,96
Trading securities	9,44	5,39	-	22,39
Interbank money market placements	1,13	1,12	-	-
Available-for-sale securities	3,75	5,61	-	26,73
Loans	4,15	6,28	3,40	27,10
Held-to-maturity securities	-	12,01	-	-
Liabilities				
Bank deposits	2,99	2,77	-	22,99
Other deposits (including demand deposits)	2,23	2,10	0,50	16,64
Funds from interbank money market	-	2,87	-	19,60
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2,69	3,76	1,86	17,36

Average interest rates given in the table above are the weighted average rates of the related balance sheet items.

VII. LIQUIDITY RISK :

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Bank balances the maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The Executive Risk Committee sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis The Bank also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The most important funding resources of the Bank are the equity capital which is mainly placed in interest earning assets, the diversified and steady deposit base and the long-term funds borrowed from international institutions. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of a great proportion of deposits are renewed which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of new Turkish lira (YTL))

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Unclassified (*)	Total
Current Period 30 September 2005								
Assets								
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	765.282	-	-	-	-	-	-	**765.282**
Due from banks and other financial institutions	184.670	1.398.160	64.652	-	1.000	-	-	**1.648.482**
Trading securities	79	492	22.736	2.922	43.102	6.304.073	-	**6.373.404**
Interbank money market placements	-	74.196	-	-	-	-	-	**74.196**
Available-for-sale securities	50.866	561.241	67.496	374.162	4.886.750	8.697.309	-	**14.637.824**
Loans	-	4.333.305	4.431.023	1.862.898	3.008.917	5.827.969	-	**19.464.112**
Held-to-maturity securities	-	-	-	-	322.382	-	-	**322.382**
Other assets (*)	2.028.182	505.144	125.174	62.829	1.029.288	365.369	1.233.995	**5.349.981**
Total assets	**3.029.079**	**6.872.538**	**4.711.081**	**2.302.811**	**9.291.439**	**21.194.720**	**1.233.995**	**48.635.663**
Liabilities								
Bank deposits	59.659	1.008.710	810.932	76.802	3.000	-	-	**1.959.103**
Other deposits	4.989.592	14.981.162	6.889.113	1.081.110	746.332	113.840	-	**28.801.149**
Funds from Interbank Money Market	-	228.397	947.840	492.087	2.944.252	2.263.515	-	**6.876.091**
Funds borrowed	-	2.834.990	1.823	218.057	-	-	-	**3.054.870**
Marketable securities issued	-	-	-	-	-	-	-	-
Miscellaneous payables	-	610.286	102.429	-	-	-	-	**712.715**
Other liabilities (**)	3.020	469.311	382.539	56.431	76.620	261.968	5.981.846	**7.231.735**
Total liabilities and shareholders' equity	**5.052.271**	**20.132.856**	**9.134.676**	**1.924.487**	**3.770.204**	**2.639.323**	**5.981.846**	**48.635.663**
Net Liquidity Gap	**(2.023.192)**	**(13.260.318)**	**(4.423.595)**	**378.324**	**5.521.235**	**18.555.397**	**(4.747.851)**	**-**
Prior Period 31 December 2004								
Total assets	2.322.772	5.572.178	3.240.730	3.676.291	7.407.823	11.590.828	1.102.790	**34.913.412**
Total liabilities	3.506.847	14.805.285	3.545.273	1.750.155	2.914.336	2.164.525	6.226.991	**34.913.412**
Net Liquidity Gap	**(1.184.075)**	**(9.233.107)**	**(304.543)**	**1.926.136**	**4.493.487**	**9.426.303**	**(5.124.201)**	**-**

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationary, pre-paid expenses, loans under follow-up, are classified in this column.
(**) Shareholders' Equity is presented under the "Other Liabilities" item in the "Unclassified" column.

(Amounts expressed in thousands of new Turkish lira (YTL))

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS :

a. Information related to the account of the Central Bank of Turkey:

	Current Period 30 September 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Demand unrestricted amount	3.280	424.331	5.738	33
Time unrestricted amount	-	-	-	-
Total	**3.280**	**424.331**	**5.738**	**33**

b. Additional information on trading securities, in net amounts:

1. Information related to trading securities given as collateral or blocked:
   Trading securities given as collateral or blocked are composed of foreign currency government bonds.

	Current Period 30 September 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Share certificates	-	-	-	-
Government bonds, treasury bills and similar investment securities	-	558.685	-	764.015
Other	-	-	-	-
Total	**-**	**558.685**	**-**	**764.015**

2. Trading securities subject to repurchase agreements:

	Current Period 30 September 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Government bonds	-	199.930	-	183.068
Treasury bills	-	-	-	-
Other public debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	**-**	**199.930**	**-**	**183.068**

c. Information on investment securities available-for-sale:

1. Types of investment securities available-for-sale:

(Amounts expressed in thousands of new Turkish lira (YTL))

Investment securities available-for-sale are composed of YTL and FC government bonds, YTL treasury bills and share certificates of institutions in which the Bank has less than a 10% share

2. Information on investment securities available-for-sale:

	Current Period 30 September 2005	Prior Period 31 December 2004
Debt securities	14.586.958	11.136.163
Quoted in a stock exchange	13.369.804	8.671.479
Not quoted (*)	1.217.154	2.464.684
Share certificates	65.818	62.070
Quoted in a stock exchange	60.416	56.709
Not quoted	5.402	5.361
Impairment provision (-)	(14.952)	(44.573)
Total	**14.637.824**	**11.153.660**

(*) Not traded on the balance sheet date, although quoted on a stock exchange.

3. Characteristics of investment securities available-for-sale given as collateral and their carrying value:

   Investment securities available-for-sale given as collateral are composed of YTL and foreign currency government bonds. The sum of the acquisition cost amounting to YTL1.469.761 and the interest accruals amounting YTL201.207 is the carrying value of these securities, YTL1.670.968 (31 December 2004: YTL1.028.737).

4. Investment securities available-for-sale given as collateral or blocked are stated with their acquisition costs:

	Current Period 30 September 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Share certificates	-	-	-	-
Bond, treasury bills and similar investment securities	617.985	851.776	664.285	191.196
Other	-	-	-	-
Total	**617.985**	**851.776**	**664.285**	**191.196**

5. Investment securities available-for-sale subject to repurchase agreements are stated with their acquisition costs:

	Current Period 30 September 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Government bonds	2.371.361	-	1.719.455	-
Treasury bills	-	-	-	-
Other public debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	**2.371.361**	-	**1.719.455**	-

(Amounts expressed in thousands of new Turkish lira (YTL))

d. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 30 September 2005		Prior Period 31 December 2004	
	Cash Loans	Non-cash Loans	Cash Loans	Non-cash Loans
Direct loans granted to shareholders	27	37.971	1.598	38.985
Corporate shareholders	27	37.971	1.598	38.985
Real person shareholders	-	-	-	-
Indirect loans granted to shareholders	529.223	392.088	384.907	365.576
Loans granted to employees	16.970	-	8.184	-
Total	**546.220**	**430.059**	**394.689**	**404.561**

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

Cash Loans	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Non-specialised loans	19.087.329	-	376.783	-
Discount notes	176.260	-	-	-
Export loans	1.874.817	-	2.669	-
Import loans	-	-	-	-
Loans given to financial sector	653.414	-	-	-
Foreign loans	480.329	-	-	-
Consumer loans	3.623.438	-	154.266	-
Credit cards	2.017.871	-	127.669	-
Precious metals loans (Gold , etc.)	-	-	-	-
Other	10.261.200	-	92.179	-
Specialised loans	-	-	-	-
Other receivables	-	-	-	-
Total	**19.087.329**	-	**376.783**	-

(Amounts expressed in thousands of new Turkish lira (YTL))

3. Information on consumer loans, personal credit cards, personnel loans and personnel credit cards:

	Short-term	Medium and long-term	Total	Interest and income accruals
Consumer loans - YTL	363.326	3.313.545	3.676.871	32.982
Real estate loans	7.624	1.399.313	1.406.937	10.715
Automotive loans	89.065	1.229.517	1.318.582	13.436
Consumer loans	174.233	684.715	858.948	8.831
Other	92.404	-	92.404	-
Consumer loans - Indexed to FC	1.354	90.738	92.092	374
Real estate loans	636	79.699	80.335	334
Automotive loans	598	9.977	10.575	36
Consumer loans	120	1.062	1.182	4
Other	-	-	-	-
Consumer loans - FC	-	-	-	-
Real estate loans	-	-	-	-
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Personal Credit Cards YTL	2.115.541	19.735	2.135.276	51.479
With instalment	638.635	19.735	658.370	15.872
Without instalment	1.476.906	-	1.476.906	35.607
Personal Credit Cards FC	2.035	-	2.035	128
With instalment	-	-	-	-
Without instalment	2.035	-	2.035	128
Personnel loans - YTL	1.737	6.454	8.191	89
Real estate loans	-	569	569	4
Automotive loans	76	1.003	1.079	11
Consumer loans	1.661	4.882	6.543	74
Other	-	-	-	-
Personnel loans - Indexed to FC	-	550	550	2
Real estate loans	-	550	550	2
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Personnel loans - FC	-	-	-	-
Real estate loans	-	-	-	-
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Personnel Credit Cards YTL	8.176	53	8.229	198
With instalment	2.868	53	2.921	70
Without instalment	5.308	-	5.308	128
Personnel Credit Cards YP	-	-	-	-
With instalment	-	-	-	-
Without instalment	-	-	-	-
Total Consumer Loans	**2.492.169**	**3.431.075**	**5.923.244**	**85.252**

(Amounts expressed in thousands of new Turkish lira (YTL))

4. Information on commercial instalment loans and corporate credit cards:

	Short-term	Medium and long-term	Total	Interest and income accruals
Commercial Instalment Loans - YTL	612.965	1.747.251	2.360.216	16.592
Business loans	717	234.599	235.316	1.694
Automotive loans	59.609	1.004.220	1.063.829	8.152
Consumer loans	323.799	481.921	805.720	6.443
Other	228.840	26.511	255.351	303
FC indexed commercial instalment loans	21.031	104.301	125.332	323
Business loans	86	14.008	14.094	41
Automotive loans	1.064	71.093	72.157	184
Consumer loans	5.288	1.999	7.287	18
Other	14.593	17.201	31.794	80
Commercial Instalment Loans – FC	834	13.816	14.650	-
Business loans	-	-	-	-
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	834	13.816	14.650	-
Corporate Credit Cards YTL	47.731	-	47.731	1.151
With instalment	-	-	-	-
Without instalment	47.731	-	47.731	1.151
Corporate Credit Cards FC	-	-	-	-
With instalment	-	-	-	-
Without instalment	-	-	-	-
Total	**682.561**	**1.865.368**	**2.547.929**	**18.066**

5. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers:

	Current Period 30 September 2005	Prior Period 31 December 2004
Domestic loans	18.983.783	12.504.388
Foreign loans	480.329	434.812
Total	**19.464.112**	**12.939.200**

6. Loans granted to subsidiaries and investments:

	Current Period 30 September 2005	Prior Period 31 December 2004
Direct loans granted to subsidiaries and investments	99.206	1.904
Indirect loans granted to subsidiaries and investments	-	-
Total	**99.206**	**1.904**

7. Specific provisions provided against loans:

Specific provisions	Current Period 30 September 2005	Prior Period 31 December 2004
Loans and receivables with limited collectibility	70.662	73.090
Loans and receivables with doubtful collectibility	59.688	2.775
Uncollectible loans and receivables	203.429	128.254
Total	**333.779**	**204.119**

(Amounts expressed in thousands of new Turkish lira (YTL))

8. Information on loans and other receivables included in loans under the follow-up account (Net):

8(i). Information on loans and other receivables restructured or rescheduled and classified under follow-up accounts: None.

8(ii). The movement of loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Prior period end balance: 31 December 2004	73.090	2.775	128.254
Additions (+) (*)	216.647	3.802	5.861
Transfers from other categories of loans under follow-up (+)	-	185.793	115.131
Transfers to other categories of loans under follow-up (-)	185.793	115.131	-
Collections (-)	33.142	17.343	34.609
Write-offs (-)	140	208	11.208
Current Period-end balance	70.662	59.688	203.429
Specific provisions (-)	70.662	59.688	203.429
Net balance on balance sheet	-	-	-

(*) The amount of YTL3.520 (V.Group) shown as a transfer for the period includes the effect of the merger by Ak Uluslararası Bankası A.Ş. as at 19 September 2005.

8(iii). Information on foreign currency loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Current Period 30 September 2005			
Period end balance	355	318	27.766
Specific provisions (-)	355	318	27.766
Net balance on balance sheet	-	-	-
Prior Period 31 December 2004			
Period end balance	1.069	112	31.711
Specific provisions (-)	1.069	112	31.711
Net balance on balance sheet	-	-	-

9. The policy followed-up for the collection of uncollectible loans and other receivables:

The aim is to liquidate uncollectible loans and other receivables through the collection of collaterals and legal procedures.

(Amounts expressed in thousands of new Turkish lira (YTL))

e. Information on investment securities held-to-maturity (Net):

1. Information on investment securities held-to-maturity:

As of 30 September 2005, all investment securities held-to-maturity are composed of foreign currency indexed government bonds.

	Current Period 30 September 2005	Prior Period 31 December 2004
Debt securities	322.382	322.382
Quoted in a stock exchange	-	-
Not quoted (*)	322.382	322.382
Impairment provision (-)	-	-
ToplamTotal	**322.382**	**322.382**

(*) Not traded on the balance sheet date, although quoted on the stock exchange.

2. The movement of investment securities held-to-maturity:

	Current Period 30 September 2005	Prior Period 31 December 2004
Beginning balance	322.382	734.002
Monetary loss	-	(89.237)
Purchases during year	-	-
Disposals through sales and redemptions (*)	-	(322.383)
Impairment provision (-)	-	-
Period End Balance	**322.382**	**322.382**

(*) The amount "disposals through sales and redemptions" represents entirely the disposals from the redeemed securities at maturity; there are no disposals through sales.

3(i). Information on accounts in which investment securities held-to-maturity are recorded:

	Current Period – 30 September 2005				Prior Period - 31 December 2004			
	Historical Cost		Valuation		Historical Cost		Valuation	
Held-to-maturity securities	YTL	FC	YTL	FC	YTL	FC	YTL	FC
Given as collateral or blocked	322.382	-	488.488	-	322.382	-	487.419	-
Subject to repurchase transactions	-	-	-	-	-	-	-	-
Held for structural position	-	-	-	-	-	-	-	-
Receivables from securities lending	-	-	-	-	-	-	-	-
Collaterals on securities lending	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total	**322.382**	-	**488.488**	-	**322.382**	-	**487.419**	-

(Amounts expressed in thousands of new Turkish lira (YTL))

3(ii). Main features of investment securities held-to-maturity given as collateral or blocked:

All the investment securities held-to-maturity given as collateral are composed of foreign currency indexed government bonds.

Investment securities held-to-maturity given as collateral or blocked:

	Current Period 30 September 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Treasury bills	-	-	-	-
Bonds and similar investment securities	322.382	-	322.382	-
Other	-	-	-	-
Total	**322.382**	-	**322.382**	-

3(iii). Investment securities held-to-maturity subject to repurchase transactions: None.

3(iv). Investment securities held-to-maturity held for structural position: None.

f. Information on investments (Net):

1. Information on investments:

Title	Address (City / Country)	Bank's share percentage-If different voting percentage(%)	Bank's risk group share percentage (%)
Ak Yatırım Ortaklığı A.Ş.	Istanbul/Turkey	45,72	45,72

2. Main financial figures of the investments, in the order of the above table:

The financial figures have been obtained from the financial statements of the related companies, dated 30 June 2005.

Total Assets	Shareholders' equity	Total Fixed Assets	Interest Income	Income from marketable securities portfolio	Current Period Profit / Loss	Prior Period Profit / Loss	Fair Value (*)
38.967	35.988	5	938	2.294	2.431	(4.450)	13.167

(*) For the companies not quoted on the stock exchange, it is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.

3. Accounting method used for the valuation of investments: Disclosed in Footnote II of Section Three.

(Amounts expressed in thousands of new Turkish lira (YTL))

4. The movement schedule of subsidiaries:

	Current Period 30 September 2005	Prior Period 31 December 2004
Balance at the beginning of the period	187.436	221.031
Movements during the period		
Purchases(*)	-	2.975
Free shares obtained	-	-
Dividends from current year income	-	-
Sales/Liquidations (**)	(170.143)	(27.672)
Revaluation increase	-	-
Revaluation increase/(decrease)	2.255	111
Currency translation differences arising from foreign investments	(6.381)	(9.009)
Balance at the end of the period	13.167	187.436
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) As of 31 December 2004, "purchases" fully show the capital injections.
(**) The amount stated as "Sales" as of 30 September 2005 comes from the purchase of shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc. thus the share of the Bank in these investments is increasing and accordingly these companies have been transferred from the subsidiary portfolio to the investments portfolio.

5. Valuation of investments:

	Current Period 30 September 2005	Prior Period 31 December 2004
Valuation with cost (*)	-	176.524
Valuation with fair value	13.167	10.912
Valuation with equity method (**)	-	-

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**) Valuation with the equity method is not used.

6. Information on sectors and the related amounts of the investments:

Investments	Current Period 30 September 2005	Prior Period 31 December 2004
Banks	-	176.524
Insurance companies	-	-
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial investments	13.167	10.912

7. Investments quoted on a stock exchange:

	Current Period 30 September 2005	Prior Period 31 December 2004
Quoted to domestic stock exchanges	13.167	10.912
Quoted to international stock exchanges	-	-

(Amounts expressed in thousands of new Turkish lira (YTL))

8. Information on investments sold in the current period: None

9. Investments purchased in the current period:

   As of 9 March 2005 the Bank bought a 60% share of Ak Uluslararası Bankası A.Ş. (formerly known BNP-AK DRESDNER BANK A.Ş.) amounting YTL98.488 from foreign investors; the Bank already owned 39,99% of Ak Uluslararası Bankası A.Ş. As of 19 September 2005 the merger by absorption of Ak Uluslararası Bankası A.Ş.'s to the Bank has been completed.

   As of 14 April 2005, the Bank has acquired 24% and 4% of Sabancı Bank plc shares from Sabancı Holding A.Ş. and Exsa A.Ş. respectively amounting to total of GBP31.953.880; the Bank already owned 37% of Sabancı Bank plc. shares.

g. Information on subsidiaries (Net):

1. Information on subsidiaries:

Title	Address (City/Country)	Bank's share percentage - If different voting percentage (%)	Bank's risk group share percentage (%)
Ak Finansal Kiralama A.Ş.	İstanbul/Turkey	99,99	100,00
Ak Portföy Yönetimi A.Ş.	Istanbul/Turkey	99,99	99,99
Ak Yatırım Menkul Değerler A.Ş.	Istanbul/Turkey	99,80	100,00
Ak Emeklilik A.Ş.	Istanbul/Turkey	73,41	99,41
Akbank International N.V.	Rotterdam/Netherlands	100,00	100,00
Sabancı Bank plc.	London/England	65,00	100,00
Ak Global Funding B.V.	Rotterdam/Netherlands	100,00	100,00

2. Main financial figures of the subsidiaries, in the order of the above table:

   The financial figures have been obtained from the financial statements of the related companies, dated 30 June 2005.

Total assets	Shareholders' equity	Total fixed assets	Interest income	Income from marketable securities portfolio	Current period profit/loss	Prior Period profit/loss	Fair value (*)
257.153	106.268	2.980	15.589	4.951	10.841	14.281	97.991
13.520	12.502	631	-	772	3.566	2.667	3.592
138.969	78.107	24.888	10.845	1.378	5.106	1.496	81.360
237.632	47.111	5.538	3.121	2.942	2.091	(91)	26.820
948.512	81.208	2.968	15.467	10.284	1.915	692	82.440
1.486.993	282.833	1.464	27.591	11.842	7.254	8.337	167.958
-	-	-	-	-	-	-	30

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this firm is immaterial.

(*) No subsidiary is quoted on the stock exchange. Their fair values are the acquisition costs after the impairment provision, if any, and they are equal to the values given in the financial statements.

3. Accounting method used for the valuation of subsidiaries: Disclosed in Note II of Section 3.

(Amounts expressed in thousands of new Turkish lira (YTL))

4. Movement schedule of subsidiaries :

	Current Period 30 September 2005	Prior Period 31 December 2004
Balance at the beginning of the period	205.253	213.392
Movements during the period		
Purchases(*)	445.714	-
Free shares obtained	-	-
Dividends from current year income	-	-
Sales/Liquidations (**)	(175.563)	-
Revaluation increase	-	-
Impairment provision	-	-
Currency translation differences arising from foreign investments	(15.213)	(8.139)
Balance at the end of the period	460.191	205.253
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) The amount stated as "Purchases" as of 30 September 2005 comes from the purchase of shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc. Thus the share of the Bank in these investments increased and accordingly these companies have been transferred from the subsidiary portfolio to the investments portfolio.

(**) As of 30 September 2005, the amount stated in the "Sales/Liquidations" line presents the amount liquidated due to the merger with of Ak Uluslararası Bankası A.Ş.

5. Sector information on subsidiaries and the related carrying amounts.

Subsidiaries	Current Period 30 September 2005	Prior Period 31 December 2004
Banks	250.398	93.448
Insurance companies	26.820	26.820
Factoring companies	-	-
Leasing companies	97.991	-
Finance companies	-	-
Other financial investments	84.982	84.985

6. Valuation of subsidiaries:

	Current Period 30 September 2005	Prior Period 31 December 2004
Valuation with cost (*)	460.191	205.253
Valuation with fair value	-	-
Valuation with equity method (**)	-	-

(*) Acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**)Valuation using the equity method is not used.

7. Subsidiaries quoted on a stock exchange: None.

(Amounts expressed in thousands of new Turkish lira (YTL))

8. Information on subsidiaries sold in the current period: None.

9. Subsidiaries purchased in the current period: None.

h. Information on finance lease receivables (Net): None.

i. Information on accrued interest and income receivables:

1. Information on accrued interest and income receivables:

	Current Period 30 September 2005		Prior Period 31 December 2004	
Accrued interest and income receivables	YTL	FC	YTL	FC
Interest receivables	103.724	2.391	50.266	684
Interest accruals	125.986	81.557	98.956	51.291
Loan commissions and other income receivables	-	-	-	-
Loan commissions and other income accruals	749	246	351	65
Total	**230.459**	**84.194**	**149.573**	**52.040**

2. Information on other accrued interest and income receivables:

	Current Period 30 September 2005		Prior Period 31 December 2004	
Other accrued interest and income	YTL	FC	YTL	FC
Trading securities	2.985	133.465	11.539	184.195
Available-for-sale securities	1.355.521	50.202	819.103	71.794
Held-to-maturity securities	166.106	-	165.037	-
Interest accruals of reverse repo transactions	-	-	-	-
Interest accruals of reserve deposits	21.917	3.403	13.254	2.893
Income accruals of financial derivative instruments	7	538	1.742	202.519
Interest and income accruals	3	538	-	4.868
Income accrual of foreign exchange gains	4	-	1.742	197.651
Income accruals of factoring receivables	-	-	-	-
Other	53	1.435	171	623
Total	**1.546.589**	**189.043**	**1.010.846**	**462.024**

j. Information on deferred tax asset:

As of 30 September 2005, the Bank has no "deferred tax assets".

There are no carry forward tax losses that can be used as deductions for the tax calculation. The temporary timing differences arising due to the different treatment of accounting policies and valuation principles, compared to the tax law, give rise to deferred tax assets and deferred tax liabilities; and this is accounted as "net deferred tax liabilities" amounting YTL21.262 in tax liabilities.

k. Information related with other assets:

Other assets amount to YTL113.259 (31 December 2004: YTL42.214) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of new Turkish lira (YTL))

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES

a. Information on deposits:

1. Information on maturity structure of the deposits:

1(i). Current period – 30 September 2005

	Demand	With 7 days notification	Up to 1 month	1 – 3 Months	3 – 6 Months	6 months-1 year	1 Year and Over
Saving deposits	936.088	-	2.929.811	4.283.262	1.406.139	148.660	128.293
Foreign currency deposits	2.450.892	-	1.352.527	5.812.196	1.956.840	615.232	552.655
Residents in Turkey	2.403.604	-	1.297.865	5.543.953	1.652.751	466.007	218.949
Residents abroad	47.288	-	54.662	268.243	304.089	149.225	333.706
Public sector deposits	32.456	-	416	406	95	22	-
Commercial deposits	979.267	-	884.708	1.484.779	876.821	17.760	14.003
Other institutions deposits	590.889	-	536.388	409.619	100.672	48.806	251.447
Gold vault	-	-	-	-	-	-	-
Bank deposits	59.659	-	328.846	793.387	721.595	44.334	11.282
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic banks	582	-	324.170	-	-	39.900	11.000
Foreign banks	12.957	-	4.676	793.387	721.595	4.434	282
Special finance houses	46.120	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**5.049.251**	-	**6.032.696**	**12.783.649**	**5.062.162**	**874.814**	**957.680**

1(ii). Prior Period-31 December 2004

	Demand	With 7 days notification	Up to 1 month	1 – 3 Months	3 – 6 Months	6 months-1 year	1 Year and Over
Saving deposits	604.835	-	1.947.419	1.791.821	255.185	663.328	73.731
Foreign currency deposits	2.162.963	-	1.860.326	5.065.911	1.755.025	863.716	522.467
Residents in Turkey	2.129.114	-	1.771.159	4.775.857	1.541.123	484.658	239.558
Residents abroad	33.849	-	89.167	290.054	213.902	379.058	282.909
Public sector deposits	8.668	-	49	-	85	-	-
Commercial deposits	539.694	-	169.220	164.710	37.864	108.317	165.212
Other institutions deposits	131.655	-	7.208	6.328	1.918	16.722	481
Gold vault	-	-	-	-	-	-	-
Bank deposits	59.031	-	62.056	539.376	246.374	75.730	11.000
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic banks	825	-	-	-	1.000	34.546	11.000
Foreign banks	5.705	-	62.056	539.376	245.374	41.184	-
Special finance houses	52.501	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**3.506.846**	-	**4.046.278**	**7.568.146**	**2.296.451**	**1.727.813**	**772.891**

(Amounts expressed in thousands of new Turkish lira (YTL))

2. Information on the guarantee of Saving Deposits Insurance Fund:

2(i). Information on saving deposits under the guarantee of the Saving Deposits Insurance Fund and amounts exceeding the limit of the deposit insurance fund:

Saving deposits	Under the guarantee of deposit insurance		Exceeding the limit of insurance deposit	
	Current Period 30 September 2005	Prior Period 31 December 2004	Current Period 30 September 2005	Prior Period 31 December 2004
Saving deposits	4.509.696	3.270.014	5.322.557	2.066.305
Foreign currency saving deposits	4.447.541	4.772.276	5.058.417	4.798.855
Other deposits in the form of saving deposits	-	-	-	-
Foreign branches' deposits under foreign authorities' insurance	23.943	14.980	-	-
Off-shore banking regions' deposits under foreign authorities' insurance	-	-	-	-

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

	Current Period 30 September 2005	Prior Period 31 December 2004
Foreign branches' saving deposits	-	-
Off-shore banking regions' saving deposits	-	-

Saving deposits in the foreign branches are not under the guarantee of the Saving Deposits Insurance Fund; they are guaranteed according to their local legal requirements. As seen in the above table, the Bank does not have any foreign branch saving deposits which are not under guarantee.

b. Information on funds provided from repurchase agreement transactions:

	Current Period 30 September 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
From domestic transactions	2.785.794	-	2.081.462	-
Financial institutions and organisations	2.177.500	-	1.610.000	-
Other institutions and organisations	450.791	-	344.355	-
Real persons	157.503	-	127.107	-
From foreign transactions	58	249.018	109	170.956
Financial institutions and organisations	5	249.018	31	170.956
Other institutions and organisations	13	-	33	-
Real persons	40	-	45	-
Total	**2.785.852**	**249.018**	**2.081.571**	**170.956**

(Amounts expressed in thousands of new Turkish lira (YTL))

c. Information on borrowings:

	Current Period 30 September 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Short-term	74.133	4.232.953	61.867	2.751.486
Medium- and long-term	-	2.569.005	-	2.031.382
Total	**74.133**	**6.801.958**	**61.867**	**4.782.868**

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and the diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitised loans, money market and post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Bank.

d. Information on marketable securities issued: None.

e. Information on funds: None.

f. Information on miscellaneous payables:

	Current Period 30 September 2005	Prior Period 31 December 2004
Total amount of cash collateral obtained	1.471	1.415

The cash collaterals obtained are related with loans given.

g. Other liabilities:

Other liabilities amount to YTL254.189 (31 December 2004: YTL237.603) and do not exceed 10% of the total liabilities, excluding off-balance sheet commitments.

h. Information on financial leasing:

Liabilities incurred due to financial leasing agreements:

	Current Period 30 September 2005		Prior Period 31 December 2004	
	Gross	Net	Gross	Net
Less Than 1 Year	1.912	1.877	5.076	4.636
Between 1-4 Years	-	-	895	860
More Than 4 Years	-	-	-	-
Total	**1.912**	**1.877**	**5.971**	**5.496**

(Amounts expressed in thousands of new Turkish lira (YTL))

i. Information on accrued interest and expenses payable:

	Current Period 30 September 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Accrued interest on deposits	199.548	39.768	90.830	35.827
Accrued interest on borrowings	3.522	39.283	2.581	26.537
Accrued interest on bonds	-	-	-	-
Accrued interest on repurchase agreement transactions	1.234	1.208	1.084	1.674
Income accruals of financial derivative instruments	472	62.655	1.624	163
Accrued interest and expense	83	6.507	-	163
Foreign exchange losses accrued	389	56.148	1.624	-
Accrued interest on factoring payables	-	-	-	-
Other interest and expense accruals	112.962	13.856	88.803	21.886
Total	**317.738**	**156.770**	**184.922**	**86.087**

j. Information on general provisions and subordinated loans:

1. Information on general provisions:

	Current Period 30 September 2005	Prior Period 31 December 2004
General Provisions	111.028	76.592
Provisions for first group loans and receivables	87.517	55.190
Provisions for Second Group loans and receivables	1.884	950
Provisions for non cash loans	10.170	11.193
Other	11.457	9.259

2. Information on provisions on foreign currency indexed loans FC exchange rate differences :

   None.

3. Information on other provisions:

   3(i). Information on provisions for possible risks:

   The Bank's general reserve calculated on the basis of statistical analyses for consumer loans amounts to YTL47.415 (31 December 2004: YTL47.415).

   The Bank purchased foreign currency indexed government bonds with maturities of 3 to 5 years through the auction procedures in 2001 and valued them at 31 December 2001 with the market prices of the Eurobonds issued by the Turkish Undersecretariat of Treasury, in accordance with the Special Audit Communiqué and the Banking Act, article 4. At 1 January 2002, the Bank started to value the mentioned securities with their amortised costs using the "Internal rate of return method". As of 31 December 2003, based on the prudency principle of AAR, these securities were valued, effective from their acquisition dates in accordance with the related regulations, with the

(Amounts expressed in thousands of new Turkish lira (YTL))

"Internal rate of return method", and the resulting difference between the two methods was accounted under "Other Provisions" in the liabilities as at 30 September 2005, the related difference amounts to YTL18.982 (31 December 2004: YTL39.302)

3(ii). The "other provisions" account amounts to YTL85.412 (31 December 2004: YTL98.859); YTL66.397 (31 December 2004: YTL86.717) of this amount is the above mentioned provisions provided for possible risks and the valuation difference of foreign currency indexed government bonds with maturities of 5 years valued with their amortised cost.

4. Information on subordinated loans:

	Current Period 30 September 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
From domestic banks	-	-	-	-
From other domestic institutions	-	-	-	-
From foreign banks	-	-	-	-
From other foreign institutions	-	4.215	-	4.778
Total	-	**4.215**	-	**4.778**

k. Information on shareholders' equity:

1. Presentation of paid-in capital (nominal values, inflation unadjusted balances):

	Current Period 30 September 2005	Prior Period 31 December 2004
Common Stock	1.800.005	1.500.000
Preferred Stock	-	-

2. Amount of paid-in-capital, explanation about whether the registered share capital system is used, if so, and the amount of registered share capital (nominal values, inflation unadjusted balances):

Capital System	Paid-in capital	Ceiling
Registered share capital	1.800.005	2.500.000

3. Information on share capital increases and their sources; other information on increased capital shares in current period (nominal values, inflation unadjusted balances):

Increase Date	Increase Amount	Cash	Reserves	Value Increase from Revaluation Funds
27 June 2005	300.000	-	300.000	-
27 September 2005	5	-	5	-

(Amounts expressed in thousands of new Turkish lira (YTL))

4. Information on share capital increases from revaluation funds during the current period:

   There has been no share capital increase from the revaluation funds.

   Fixed asset sale profits amounting YTL5.314 has been added to the share capital.

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period:

   The Bank has no capital commitments in the mentioned periods.

6. The effects of anticipations based on the financial figures of prior periods regarding Bank's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for the liquid and high interest bearing assets. Considering all these points, the Banks' shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

1. Common stock issue premiums, shares and equity instruments:

	Current Period 30 September 2005	Prior Period 31 December 2004
Number of shares (thousand)	180.000.454	1.500.000.000
Preferred stock	-	-
Common stock issue premium	-	-
Common stock cancelling profit	-	-
Other equity instruments	-	-
Total common stock issue	180.000.454	1.500.000.000

In the extraordinary general meeting of the Bank at 30 May 2005, to harmonise Bank's articles of association with the changes into "New Turkish lira" the following amendments have been made: The nominal value of each share of the Bank amounting TL1.000 changed to 1Ykr equivalent to 10 shares of the Bank.

m. Information on shareholders having more than 10% share percentage:

Name/Commercial Title	Share Amounts (Nominal)	Share Percentage	Paid-in Capital	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	616.180	%34,23	616.180	-

(Amounts expressed in thousands of new Turkish lira (YTL))

n. Information related to inflationary correction differences on shareholders' equity:

As explained in Section Three Footnote I-b with the decrees published by BRSA as at 28 April 2005 and 21 April 2005 and decision number 1623, the inflationary accounting applicable for banking sector has been terminated as at 1 January 2005

According to this decree, "The adjustment to share capital" amounting YTL2.401.893 accumulated until 31 December 2004 is transferred to "Other Capital Reserves" account. Inflationary correction differences related to other equity items are shown in the respective accounts.

o. Information on founding and profiting share purchase:

Due to the fact that the existence of 2538 founder's shares and usufruct shares distributed in accordance with article 9F of the Bank's Article's of Association, which holds the right to receive 10% of the distributable profit of the Bank without any right to vote, conflicts with contemporary corporate governance, and generates pressure on the shares of the Bank; it was resolved in the Shareholders' Extraordinary Meeting, and Founder's and Usufruct Shareholders' Committee which convened on 23 June 2005, to sell the shares at a price of YTL403.248 per share. The total payment in the amount of YTL1.023.443 to the founder's and bonus shares were allotted from the extraordinary reserves. As of the preparation date of the financial statements dated 30 September 2005, the founder's and usufruct shareholders sold part of the related shares in the amount of YTL1.018.201; the remaining YTL5.242 has been booked under other liabilities to be paid on demand of the founder's and usufruct shareholders.

(Amounts expressed in thousands of new Turkish lira (YTL))

III. INFORMATION AND DISCLOSURES RELATED TO THE INCOME STATEMENT:

a. Information on interest income:

1. Information on interest income received from associates and subsidiaries:

	Current Period 30 September 2005	Prior Period 30 September 2004
Interests received from associates and subsidiaries	1.305	754

2. Information on financial leasing income: None.

3. Interest received from reverse repurchase agreement transactions:

	Current Period 30 September 2005		Prior Period 30 September 2004	
	YTL	FC	YTL	FC
Interests received from reverse repurchase agreement transaction	-	-	2	-

b. Information on interest expense:

1. Information on interest expense given to associates and subsidiaries:

	Current Period 30 September 2005	Prior Period 30 September 2004
Interest paid to associates and subsidiaries	611	986

2. Information on financial leasing expense:

	Current Period 30 September 2005	Prior Period 30 September 2004
Financial leasing expenses	227	475

3. Maturity structure of the interest expense on deposits:

Account Name	Demand Deposits	Time Deposit					Total
		Up to 1 Month	Up to 3 Month	Up to 6 Month	Up to 1 Year	More than 1 Year	
TYL							
Bank deposits	1.826	21.983	10.356	2.998	838	738	38.739
Saving deposits	1.850	283.412	320.295	147.747	89.073	10.475	852.852
Public sector deposits	387	5	4	1	-	-	397
Commercial ddeposit	967	60.343	101.271	59.805	1.211	955	224.552
Other deposits	122	26.097	19.929	4.898	2.375	12.234	65.655
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total	5.152	391.840	451.855	215.449	93.497	24.402	1.182.195
FC							
Foreign currency deposits	321	31.518	111.563	34.753	18.347	11.654	208.156

(Amounts expressed in thousands of new Turkish lira (YTL))

Bank deposits	2.287	639	13.803	14.623	688	6	32.046
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total	2.608	32.157	125.366	49.376	19.035	11.660	240.202
Total	**7.760**	**423.997**	**577.221**	**264.825**	**112.532**	**36.062**	**1.422.397**

4. Interest given to repurchase agreement transactions:

	Current Period 30 September 2005		Prior Period 30 September 2004	
	YTL	FC	YTL	FC
Interests given to repurchase agreement transactions	267.404	7.005	93.600	2.216

On the income statement, interests given to repurchase agreement transactions are included in the "interest expense on money market transactions".

c. Information related with other operating income:

There are no extraordinary items included in the other operating income.

d. Provision expense related to loans and other receivables of the Bank:

	Current Period 30 September 2005	Prior Period 30 September 2004
Specific provisions for loans and other receivables	222.790	93.678
Group III. loans and receivables	216.647	90.240
Group IV. loans and receivables	3.802	2.579
Group V. loans and receivables	2.341	859
General provision expenses	34.099	21.451
Possible risks provision expenses	-	-
Foreign exchange losses from foreign currency indexed loans	-	-
Marketable securities impairment expense	-	-
Trading securities	-	-
Available-for-sale securities	-	-
Impairment provision expense	-	-
Investments	-	-
Associates	-	-
Joint ventures	-	-
Held-to-maturity securities	-	-
Other	176	-
Total	**257.065**	**115.129**

e. The profit and loss from associates and subsidiaries:

1. The profit and loss from associates and subsidiaries:

(Amounts expressed in thousands of new Turkish lira (YTL))

	Current Period (*) 30 September 2005	Prior Period (*) 30 September 2004
Income and loss from subsidiaries (+/-)	25.879	18.369
Income and loss from associates (+/-)	20.468	12.938

(*) The dividend income received from subsidiaries and associates.

2. Bank's share in profit or loss from subsidiaries and associates that are accounted for using the equity method of accounting:

   The equity method is not used in any of the subsidiaries and associates mentioned in the unconsolidated financial statements.

3. The information on income and expense related with transactions made with real or legal persons within the same risk group of the Bank:

   Related information is disclosed in the note VI "Information and disclosures related to the Bank's risk group".

f. Information on tax provisions:

1. Effective from 1 January 2004, the use of inflation accounting principles in the calculation of the corporate tax base is stipulated by Law 5024 published on 30 December 2003 in the Official Gazette No.25332. In accordance with the law, if the cumulative price increase in the Wholesale Price Index (WPI) is higher than 100% for the last 36 months and higher than 10% for the last 12 months, inflation accounting principles must be taken into consideration in the calculation of the tax base. At 30 September 2005, since the conditions for the application of inflation accounting were realised, the Bank has calculated and accounted its tax provision in accordance with the inflation accounting principles. As a result, inflation accounting principles have also been taken into consideration in the calculation of the tax provision at 30 September 2005.

   Since the criteria of the "Tax Law" decree number 18 published as of 19 April 2005 and law number 5024 have disappeared, the inflationary correction application has been terminated as of 1 January 2005.

2. Information on calculated current tax income or expense and deferred tax income or expense:

   As at 30 September 2005, Bank has a current tax expense of YTL516.915 and deferred tax income of YTL24.756.

3. Information on deferred tax income or expense arising from the temporary differences occurred or closed:

   The amount of deferred tax income that occurred due to the temporary differences is YTL26.538 and deferred tax expense is YTL5.725. The amount of net deferred tax income occurred due to the deferred tax expense amounting YTL4.350 and deferred tax income amounting YTL8.293 is YTL 24.756.

4. Information on reflection of temporary difference, financial loss, diminution of tax and exceptions on income statement:

   None.

g. Information on net income or loss for the period:

Other operational expenses

In accordance with the Uniform Chart of Accounts, the foreign exchange gains from foreign currency indexed securities are recorded to the "Interest income on marketable securities" account instead of "Foreign exchange gains" and the foreign exchange losses from the foreign currency indexed securities are recorded to "Other operating expenses". However, in the case of a decrease in the foreign exchange rates level compared to the beginning of the period, foreign exchange loss on those securities first deducted from the "Interest income on marketable securities" account's amount and the remaining amount is accounted as "Other operating expenses" Thus, even though YTL 26.324 foreign currency expense originally existed, this amount is shown as "Other operational expense". As of 30 September 2004, the foreign exchange gain amounting YTL108.306 has been accounted in the "Interest income on marketable securities" account. Without the effect of this amount, Bank's "Other operational expenses" amounts to approximately YTL873.732 and "Net Foreign Exchange Gain" amounts to approximately YTL8.693 (30 September 2004: YTL8.440 Net Foreign Exchange Gain).

h. Information on any change in the accounting estimates concerning the current period or consequent periods:

None.

(Amounts expressed in thousands of new Turkish lira (YTL))

IV. INFORMATION AND DISCLOSURES RELATED TO OFF-BALANCE SHEET ACCOUNTS

a. Information on contingent liabilities:

1. Contingent liabilities related to joint ventures:

   None.

2. The accounting of contingent liabilities and assets is as follows:

   For the contingent assets: the asset is recorded in the financial statements if the probability of occurrence for the condition is near certain; the asset is explained in the notes if the probability of occurrence is high. For the contingent liabilities: if the probability of occurrence for the contingent liability is high and can be reliably measured, a provision is calculated and reflected in the financial statements. If the probability cannot be reliably measured, the commitment is explained in the notes. If the management does not expect any material loss as a result of these transactions or if the expected loss is very small, it is also explained in the notes. Accordingly, the Bank has identified certain legal proceedings outstanding against the Bank as contingent liabilities and as at 30 September 2005 has booked a provision in the amount of TL10.882 (31 December 2004 : YTL6.296).

b. Information related to off-balance sheet commitments:

1. Type and amount of irrevocable commitments: YTL201.432 (31 December 2004: YTL47.701) The commitments for credit card limits and cheque books amount to YTL4.810.049 (31 December 2004: YTL6.833.068) and YTL1.327.931 (31 December 2004: YTL1.096.148) respectively.

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

   The Bank has no probable losses arising from off-balance sheet items. Obligations arising from off-balance sheet are disclosed in "Off-balance sheet commitments".

   2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments:

	Current Period 30 September 2005	Prior Period 31 December 2004
Bank acceptances	45.161	46.893
Letters of credit	1.046.344	762.895
Other commitments and contingencies	39.920	32.615
Total	**1.131.425**	**842.403**

(Amounts expressed in thousands of new Turkish lira (YTL))

2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 30 September 2005	Prior Period 31 December 2004
Revocable letters of guarantee	191.569	60.800
Irrevocable letters of guarantee	1.952.550	1.650.219
Letters of guarantee given in advance	211.836	125.262
Guarantees given to customs	170.142	172.062
Other letters of guarantee	122.175	96.630
Total	**2.648.272**	**2.104.973**

c. Total amount of non-cash loans:

1. Total amount of non-cash loans:

	Current Period 30 September 2005	Prior Period 31 December 2004
Guarantees given against cash loans	138.884	85.244
With maturity of 1 year or less than 1 year	125.878	62.007
With maturity of more than 1 year	13.006	23.237
Other non-cash loans	3.640.813	2.862.132
Total	**3.779.697**	**2.947.376**

2. Pledges, mortgages and other restrictions, if any, on property and equipment; expenditure on property and equipment during construction, commitments for the purchase of property and equipment:

   There are no pledges, mortgages and other restrictions on property and equipment and there are no commitments for the purchase of property and equipment.

d. Brief information on ratings carried out by international rating firms:

As at 14 January 2005 Fitch Ratings upgraded both the Bank's Long-term Foreign Currency Rating from "B+"to "BB-" and raised Long-term TL Rating to "BB+". For both ratings, the general view is stable. Fitch Ratings stated that Akbank received a rating two points higher than the National Rating.

At 14 February 2005, Moody's upgraded the Bank's Outlook for Foreign Currency Deposits from "stable" to "positive".

The recent ratings are as follows:

FITCHRATINGS

	Rating	Outlook
Foreign Currency Ratings		
Long-term	BB-	Stable
Short-term	B	
Turkish Lira Ratings		
Long-term	BB+	Stable
Short-term	B	
National Rating		
Long-term	AA- (tur)	Stable
Individual Rating	C	
Support Rating	4	

MOODY'S

	Rating	Outlook
Financial Strength Rating	D+	Positive
Long-term Foreign Currency Deposit Rating	B2	Positive
Long-term Domestic Currency Deposit Rating	Baa2	Stable
Short-term Domestic Currency Deposit Rating	Prime-2	Stable

V. INFORMATION AND DISCLOSURES RELATED TO THE STATEMENT OF CASH FLOWS :

a. Information about cash and cash equivalents:

1. Items included in cash and cash equivalents and the accounting policy used to determine these items:

   Cash, cash on the road, cheques from other banks and foreign currency and demand deposits in the banks including the Central Bank of Turkey are described as "Cash". Interbank money market placements and time deposits in the banks with original maturity of less than three months are described as "Cash equivalents".

2. The effect of any change in the accounting policy: None.

3. Reconciliation between the totals of cash and cash equivalents in the balance sheet and in the cash flow table given below:

(Amounts expressed in thousands of new Turkish lira (YTL))

3(i). Cash and cash equivalents at the beginning of the period:

	Current Period 30 September 2005	Prior Period 30 September 2004
Cash	**379.715**	**458.829**
Cash, foreign currency and other	268.481	240.501
Demand deposits in banks	111.234	218.328
Cash equivalents	**1.537.214**	**1.294.428**
Interbank money market placements	429.665	451.769
Time deposits in banks	1.107.549	842.659
Total cash and cash equivalents	**1.916.929**	**1.753.257**

The total value reached as a result of transactions in the prior period is the total value of cash and cash equivalents for the beginning of the current period.

3(ii). Cash and cash equivalents at the end of the period:

	Current Period 30 September 2005	Prior Period 30 September 2004
Cash	**949.952**	**394.489**
Cash, foreign currency and other	337.671	235.397
Demand deposits in banks	612.281	159.092
Cash equivalents	**1.472.481**	**1.360.375**
Interbank money market placements	74.196	507.021
Time deposits in banks	1.398.285	853.354
Total cash and cash equivalents	**2.422.433**	**1.754.864**

b. Information on cash and cash equivalent assets of the Bank that are not available for free use due to legal restrictions or other reasons:

Related with the securitisation loans obtained from abroad, the demand and time deposits up to three months amounting to YTL21.291 are not available for free use (31 December 2004: YTL41.821).

VI. INFORMATION AND DISCLOSURES RELATED TO THE BANK'S RISK GROUP :

a. Information on the volume of transaction relating to the Bank's risk group, incomplete loan and deposit transactions and income and loss of the period:

1. Current period – 30 September 2005

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash Loans	Non-cash	Cash Loans	Non-cash	Cash Loans	Non-cash
Loans and other receivables						
Balance at the beginning of the period	1.904	21.685	386.505	404.561	54.540	2.666
Balance at the end of the period	99.206	140.812	529.250	430.059	23.947	2.861
Interest and commission income received	1.305	17	32.632	854	1.285	7

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks".

(Amounts expressed in thousands of new Turkish lira (YTL))

The counterparty basis breakdown of cash loans granted to related parties is given in the table below. As can be seen from the table, a significant portion of the related party loans is granted to joint ventures with foreign partners. Companies with foreign partners and shares in foreign partnerships can also be observed in the table.

Related Party Name	Loan Amount 30 September 2005	Loan Amount 31 December 2004	Major foreign partner, if any	% of foreign ownership, if any
Carrefour Sabancı Tic. Merkezi A.Ş.	12.598	6.028	Carrefour	60
Gross	228.199	159.252		
Less: Blocked deposit collateralized	(215.601)	(153.224)		
Advansa B.V.	162.758	111.046	-	-
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	85.560	53.372	-	-
Ak Finansal Kiralama A.Ş.	57.482	515	-	-
Akbank International N.V.	41.220	-	-	-
Advansa Sasa Polyester San. A.Ş.	39.364	1.313	-	-
Yünsa Yünlü San. ve Tic. A.Ş.	33.873	30.347	-	-
Kordsa USA	28.770	6.849	-	-
Sabancı Industrial Nylon Yarn and Tire Cord Fabric B.V.	26.030	-	-	-
Temsa Termo Mekanik San. ve Tic. A.Ş.	22.774	29.650	-	-
Gima Türk A.Ş.	22.000	-	Carrefour	39
Universal Trading Ltd.	19.781	9.345	-	-
Kordsa International	17.358	21.689	-	-
Bossa Tic. ve San. İşletmeleri T.A.Ş.	16.762	1.095	-	-
Sabancı Telekomünikasyon Hizmetleri A.Ş.	8.688	4.176	-	-
İnterkordsa GmbH	8.150	6.835	-	-
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	6.340	29.857	Toyota Motor, Mitsui Co.	35
Akçansa Çimento San. ve Tic. A.Ş.	4.086	489	Heidelberg Cement	40
Oysa Çimento San. ve Tic. A.Ş.	3.418	3.847	Heidelberg Cement	2
Olmuksa International Paper - Sabancı Ambalaj San. ve Tic. A.Ş.	3.304	4.464	International Paper	44
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	1.421	1.316	Bridgestone Co.	43
Philip Morris Sabancı Paz. ve Satış A.Ş.	951	44.135	Philip Morris	75
Teknosa İç ve Dış Tic. A.Ş.	400	31.865	-	-
Other	29.315	44.716	-	-
Total	**652.403**	**442.949**		

2. Prior Period-31 December 2004

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash Loans	Non-cash	Cash Loans	Non-cash	Cash Loans	Non-cash
Loans and other receivables						
Balance at the beginning of the period	1.514	26.816	275.307	382.900	25.983	13.243
Balance at the end of the period	1.904	21.685	386.505	404.561	54.540	2.666
Interest and commission income received (**)	754	51	23.739	654	1.399	18

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks".
(**) Prior period amounts represent 30 September 2004 balances.

(Amounts expressed in thousands of new Turkish lira (YTL))

3. Information on deposits belonging to the Bank's risk group:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
Deposit	Current Period 30 December 2005	Prior Period 31 December 2004	Current Period 30 September 2005	Prior Period 31 December 2004	Current Period 30 September 2005	Prior Period 31 December 2004
Beginning of the period	9.290	106.516	321.558	465.934	80.560	81.502
Balance at the end of the period	45.007	9.290	883.111	321.558	98.711	80.560
Interest on deposits(**)	611	986	39.060	25.670	9.248	9.489

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks".

(**) Prior period amounts represent 30 September 2004 balances.

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank t		Other items that have been included in the risk group d	
	Current Period 30 September 2005	Prior Period 31 December 2004	Current Period 30 September 2005	Prior Period 31 December 2004	Current Period 30 September 2005	Prior Period 31 December 2004
Transactions for trading purposes (**)						
Beginning of the period	351.620	976.530	42.987	3.408	-	-
Balance at the end of the period	309.609	351.620	159.982	42.987	-	-
Total income/loss(***)	(404)	2.272	(209)	270	-	-
Transactions for hedging purposes (**)						
Beginning of the period	-	-	-	-	-	-
Balance at the end of the period	-	-	-	-	-	-
Total income/loss	-	-	-	-	-	-

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks".

(**) The Bank classifies its derivative instruments as "hedging" or "trading" in accordance with Communiqué 1 on the Accounting Application Regulation "Accounting of Financial Instruments" ("AAR"). All derivative financial instruments are classified as held for trading. Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading.

(***) Prior period amounts represent 30 September 2004 balances.

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid at a future date in respective currencies; accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions. As of 30 September 2005, net amounts of transactions with associates and subsidiaries are YTL(6.779) (31 December 2004: YTL15.062), and for direct and indirect associates are YTL1.498 (31 December 2004: YTL356).

(Amounts expressed in thousands of new Turkish lira (YTL))

b. With respect to the Bank's risk group:

1. The relations with entities that are included in the Bank's risk group and controlled by the Bank irrespective of the relationship between the parties:

   The relationship of the Bank with the entities that are included in the Bank's risk group covers all banking activities that are consistent with the Banking Act, within the terms of bank-customer relationship and the market conditions.

2. The type of transaction, the amount and its ratio to total transaction volume, the amount of significant items and their ratios to total items, pricing policy and other issues:

   Loans and deposits amounts are the most important items among these transactions. Pricing and other conditions are performed according to the market ratios and conditions. The ratio of related party loans to total loans is 3% (31 December 2004: 3%); the ratio of related party deposits to total deposits is 3% (31 December 2004: 2%). Transactions with related parties are not significant within the income statement items. The ratio of non-cash loans granted to related parties to total non-cash loans is 15% (31 December 2004: 15%). The ratio of derivative transactions with related parties to total derivative transactions is 7% (31 December 2004: 8%).

3. Transactions accounted in accordance with the equity method: None.

4. Information on purchase/sale of property plant and equipment and other assets, purchase/sale of services, contracts with agents, financial lease agreements, transfer of data obtained through research and development activities, license agreements, financial (loans, cash or in kind capital aid included), commitments and contingencies and management agreements:

   Insurance products by Aksigorta and Ak Emeklilik are offered at the branch offices of the Bank which act as agencies for these firms. All Financial Leasing transactions have been made with Ak Finansal Kiralama A.Ş.

   The cash and non-cash loans to the related party's are granted in accordance with the limits designated by the Banking Act and the current market interest rates and conditions.

(Amounts expressed in thousands of new Turkish lira (YTL))

VII. EXPLANATION RELATED TO INFLATION ACCOUNTING :

As explained in Section Three Footnote I-b on 28 April 2005 the BRSA announced that the inflation accounting application in the banking sector has been terminated based on the decree numbered 1623 and dated 21 April 2005. It has been stated that the indicators in the economy, including the inflation rate which obligated the preparation of financial statements according to inflation accounting, had disappeared and that the application of the inflation accounting effective from 1 January 2005 was to be terminated. According to AAR 14, in case of the discontinuation of inflation accounting, the opening balances of the current period's financial statements will be the year-end figures adjusted at the end of the inflationary period. In the preparation of the Bank's financial statements, inflation accounting has been applied until the end of 31 December 2004; starting from 1 January 2005 it has been discontinued. In these financial statements, corresponding figures expressed for previous periods are restated in terms of the purchasing power of TL at 31 December 2004

The principles included in AAR14 explanations about the inflation accounting applied until 31 December 2004 are stated below:

a. Financial statements have been restated to eliminate the effect on the financial statements of the changes in the purchasing power parity of the Turkish lira at the balance sheet date.

b. These inflation-adjusted financial statements have been prepared based on statutory financial statements.

c. The below conversion factors and wholesale price indices announced monthly on the same basis by the State Institute of Statistics have been used to restate the financial statements as at 30 September 2004:

Date	Price Index	Conversion Factor
31 December 2004	8.403,800	1,0000
30 September 2004	8.069,700	1,0414
31 December 2003	7.382,100	1,1384
31 December 2002	6.478,800	1,2971

d. Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date. Non-monetary assets and liabilities which are valued at current value i.e. foreign currency denominated asset and liability accounts, and whose yields or capitals are indexed to inflation or foreign currency are not restated in accordance with the related regulation and accounted like monetary items when calculating monetary gain and loss.

Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant conversion factors. In the restatement, these items are restated on the basis of their initial recognition date in the balance sheet.

- During the restatement of assets which are subject to depreciation, the effects of revaluation on these assets and respective accumulated depreciation, which have been recorded in accordance with the related regulation, are eliminated. In the restatement of assets subject to depreciation, revaluation values calculated in accordance with the related regulation are eliminated.

- In the restatement of shareholders' equity, transfers from revaluation fund and other similar funds to share capital are eliminated since they are not recognised as capital injection from shareholders. Transfers of amounts which do not occur as a result of revaluation such as reserves, unappropriated profit, share premiums, income from the sale of investments and real estate are deemed to be cash contributions and are restated. As a result of the restatement, any increase in the paid-in-capital with respect to the historical amount of paid-in capital is disclosed as "capital reserves due to the inflation adjustment of paid-in capital" under equity in the financial statements.

- All items in the statement of income are restated by applying the monthly conversion factors. Since the wholesale price indices reflect monthly price changes, the same monthly conversion factors are used for all the transactions realised within a month.

- The effects of inflation on the Bank's net monetary position are included in the statement of income as "gain or loss on net monetary position".

- All Turkish lira denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are adjusted after the deduction of increases in the value of these investments due to increases in their capital from revaluation and other funds, as well as capitalised financial expenses, if any.

  Foreign currency denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are valued at foreign currency acquisition costs restated in terms of the evaluation rates at the balance sheet date.

  If the inflation-adjusted value is higher than the net realisable value, the values of related investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio, are reduced to the net realisable or fair value, if impairment is permanent.

e. In the restatement of assets subject to depreciation, revaluation values calculated in accordance with the related regulation are eliminated. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write off the restated cost of each asset to its residual value over its estimated useful life. Information on the useful lives of the assets is disclosed in the related notes. According to the importance principle, for the necessary assets, expertise values have been found by independent valuation firms.

f. Registered values of reserves and paid-in capital (inflation unadjusted balances) under the Turkish Commercial Code and the Articles of Association of the Bank are as follows:

	31 December 2004
Paid-in capital	1.500.000
Legal reserves	160.977
General reserves	913.760

g. The financial statements of the Bank as of 31 December 2004 have been audited by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). In the auditor's report it is stated that the financial statements present fairly, in all material respects, the financial position of the Bank and the result of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations in conformity with article 13 of the Banking Act.

h. Income and expenses accrued for the period; a statement to confirm the existence of objective measures that income and expenses are not seasonal and evenly distributed:

Income and expenses accrued during the period and income and expenses made during the period are not seasonal and evenly distributed. Although this situation permits the usage of "average indices" for the restatement of income statement items, "monthly" income and expense balances were obtained and these balances excluding "tax provision" were restated separately with the relevant month's indices, in order to perform more precise calculations and fair presentation of the financial statements.

VIII. INFORMATION AND DISCLOSURES RELATED TO SUBSEQUENT EVENTS :

1. **Subsequent events and non-finalized transactions and their effect on the financial statements:**

   a. The decision to close 6 sub branches Berlin, Essen, Hamburg, Hannover, Munich and Stuttgart working dependent to Frankfurt central branch has been taken.

   b. The operation of the Bank in the Golden Exchange as a registered member has been allowed.

2. **Information about significant changes in the foreign exchange rates after the balance sheet date and their effects on foreign currency transactions, financial statements and foreign operations of the Bank.**

   As disclosed in Section Four-Note V, the foreign currency exposure of the Bank is very low, thus the effect of any change in the rates will not be significant.

SECTION SIX
OTHER EXPLANATIONS AND FOOTNOTES

I. EXPLANATIONS ADDED FOR CONVENIENCE TRANSLATION INTO ENGLISH :

The effects of differences between accounting principles and standards set out by regulations in conformity with the Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which these financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these financial statements. Accordingly, these financial statements are not intended to present the financial position, results of operations and changes in the financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

SECTION SEVEN
EXPLANATIONS ON AUDITOR'S REVIEW REPORT:

I. EXPLANATIONS ON AUDITOR'S REVIEW REPORT

The unconsolidated financial statements as at and for the period ended 30 September 2005 have been reviewed by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). Based on our review as at 27 October 2005, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair review of the financial position and cash flows of Akbank T.A.Ş. at 30 September 2005 and the results of operations for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with article 13 of the Banking Act.

II. EXPLANATIONS AND FOOTNOTES PREPARED BY INDEPENDENT AUDITORS

None.